File No. 83-1
Regulation IA
Rule 2 (a)


X-RAY

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549


11007885

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended June 30, 2011
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales and purchases by the Bank of its primary obligations, all of which were of the Bank's ordinary capital.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of June 30, 2011, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
INR	1,250,000,000	4.75	99.0325	7-Apr-2011	10-Jan-2014
BRL	35,000,000	9.50	102.6295	13-Apr-2011	6-Jan-2014
USD	10,000,000	Zero Coupon Callable	100.00	4-May-2011	4-May-2041
INR	750,000,000	4.75	98.855	5-May-2011	10-Jan-2014
CLP	6,500,000,000	6.00	102.85	11-May-2011	3-June-2013
BRL	30,000,000	9.50	104.1925	19-May-2011	6-Jan-2014
USD	10,000,000	Zero Coupon Callable	100.00	25-May-2011	25-May-2041
USD	10,000,000	Zero Coupon Callable	100.00	26-May-2011	26-May-2041
USD	80,000,000	4.535 Callable	100.00	1-June-2011	1-June-2041
USD	25,000,000	Zero Coupon Callable	100.00	1-June-2011	1-June-2041
USD	25,000,000	Zero Coupon Callable	100.00	8-June-2011	8-June-2041
CLP	5,000,000,000	6.00	103.15	9-June-2011	3-June-2013
USD	25,000,000	Zero Coupon Callable	100.00	15-June-2011	15-June-2041
USD	25,000,000	Zero Coupon Callable	100.00	16-June-2011	16-June-2041
IDR	20,000,000,000	6.00	102.6690	24-June-2011	17-Sep-2013

Purchases by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Original Borrowing Amount	Coupon (%)	Original Issue Date	Maturity Date	Re-Purchase Amount	Re-Purchase Settlement Date
JPY	21,000,000,000	Variable Rate (Formulaic)	24-Feb-2005	24-Feb-2020	5,000,000,000	5-Apr-2011
TRY	152,000,000	Zero Coupon	29-Nov-2009	26-Nov-2014	31,000,000	20-May-2011

Annex B

Inter-American Development Bank

Ordinary Capital



Management's Discussion and Analysis
and
Condensed Quarterly Financial Statements
June 30, 2011
(Unaudited)

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS
June 30, 2011

INTRODUCTION
The resources of the Inter-American Development Bank (the Bank) consist of the Ordinary Capital, the Fund for Special Operations, the Intermediate Financing Facility Account, and the IDB Grant Facility. All financial information provided in this Management's Discussion and Analysis refers to the Bank's Ordinary Capital.

This document should be read in conjunction with the Bank's Information Statement dated March 7, 2011, which includes the Ordinary Capital financial statements for the year ended December 31, 2010. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING
The financial statements are prepared in accordance with generally accepted accounting principles (GAAP). The preparation of such financial statements requires management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant accounting policies it uses to present the financial results in accordance with GAAP, for example the fair value of financial instruments, the determination of the loan loss allowance, and the determination of the projected benefit obligations, costs and funded status associated with the pension and postretirement benefit plans, involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank's borrowings and all swaps, including borrowing and lending swaps, are measured at fair value through income. The reported income volatility resulting from the non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank holds these instruments to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from the regular results of its operations. The Bank defines Income before Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers[1] as "Operating Income". Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers are reported separately in the Condensed Statement of Income and Retained Earnings.

ACCOUNTING DEVELOPMENTS: As described in Note B to the financial statements, in the first semester of 2011 the Financial Accounting Standards Board (FASB): (i) provided additional guidance to help creditors in determining whether a restructuring constitutes a troubled debt restructuring; (ii) issued converged fair value measurement guidance expanding certain disclosures about fair value measurements; and (iii) eliminated the current option to report other comprehensive income and its components in the statement of changes in equity, by requiring the presentation of items of net income and other comprehensive income in one continuous statement or in two separate but consecutive statements. None of these standards is expected to have a material effect on the Bank's financial condition or results of operations.

FINANCIAL HIGHLIGHTS
LENDING OPERATIONS: During the first six months of 2011, the Bank approved 27 loans totaling $1,543 million compared to 43 loans that totaled $2,442 million during the same period in 2010. There were two non-trade-related guarantees approved without sovereign counter-guarantee for $40 million (2010 – two for $53 million) and 90 trade-related guarantees were issued for a total of $195 million (2010 – 52 guarantees issued for a total of $78 million).

The portfolio of non-sovereign-guaranteed loans decreased to a level of $3,012 million compared to $3,224 million at December 31, 2010. The non-sovereign guarantees exposure increased $23 million to $694 million compared to $671 million the previous year. As of June 30, 2011, 5.8% of the outstanding loans and guarantees exposure was non-sovereign-guaranteed, compared to 6.1% at December 31, 2010.

For 2011, the Board of Executive Directors approved a lending spread of 0.80%, a credit commission of 0.25% and no supervision and inspection fee, compared to a lending spread of 0.95%, a credit commission of 0.25% and no supervision and inspection fee in 2010.

BORROWING OPERATIONS: During the first six months of the year, the Bank issued bonds for a total face amount of $1,098 million (2010 – $9,807 million) that generated proceeds of $1,098 million (2010 – $8,902 million), representing decreases of $8,709 million and $7,804 million, respectively, compared to the same period last year. The average life of new issues was 3.7 years (2010 – 5.2 years). The decrease in borrowing operations was mainly due to the positive impact on the Bank's liquidity levels of the conversion to United States dollars of $2,894 million in December 2010 of non-borrowing member currency holdings subject to maintenance of value and lower debt redemptions.

FINANCIAL RESULTS: Operating Income during the first six months of 2011 was $628 million, compared to $685 million for the same period last year, a decrease of $57 million. This decrease was mainly due to lower net investment gains of $98 million and an increase in net non-interest expense of $23 million, partially offset by a decrease in the provision for loan and guarantee losses of $61 million.

During the six months ended June 30, 2011, the trading investments portfolio experienced net mark-to-market gains of $159 million, compared to $262 million experienced

---

[1] References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

during the six months ended June 30, 2010. The trading investments portfolio's net interest income, which excludes realized and unrealized investment gains and losses, added income of $30 million during the first six months of the year compared to $35 million during the same period in 2010.

With the election of the fair value option for a substantial number of the borrowings in 2008, the changes in fair value of the borrowing swaps are significantly offset by the changes in fair value of the associated borrowings. However, income volatility still results from changes in the Bank's credit spreads and swap basis spreads, which affect the valuation of borrowings and swaps, respectively, changes in fair value of equity duration swaps, and the changes in fair value of lending swaps. The changes in fair value of lending swaps are not offset by corresponding changes in fair value of loans, as all the Bank's loans are recorded at amortized cost. To reduce the income volatility resulting from these financial instruments, effective January 1, 2011, the Bank modified its borrowing fair value option policy, addressing income volatility on a financial instruments portfolio basis rather than on an instrument-by-instrument basis. Net fair value adjustments on non-trading portfolios for the six months ended June 30, 2011 amounted to a loss of $188 million, compared to a loss of $777 million for the same period last year. Fair value losses on lending swaps of $104 million and losses associated with changes in the Bank's credit spreads on the borrowing portfolio (approximately $127 million), were partially offset by gains on equity duration swaps of $41 million. (See Note I to the Condensed Quarterly Financial Statements for further discussion on changes in fair value on non-trading portfolios).

CAPITALIZATION: To enhance the Bank's financial capacity following its response to the global economic crisis, the Board of Governors, on July 21, 2010, agreed to vote on a Proposed Resolution that would provide for the ninth general increase in the Bank's Ordinary Capital resources of $70,000 million that would be subscribed to by Bank members in five annual installments, starting in 2011. Of this amount, $1,700 million would be in the form of paid-in ordinary capital stock and the remainder would represent callable capital stock.

Currently, member countries are voting to approve the resolution authorizing increases in the Bank's Ordinary Capital. Voting is to close by October 31, 2011, though the Board of Executive Directors has the authority to extend the deadline, if necessary. The resolution provides that the Bank's capital increase would be fully implemented through 2015, as the corresponding authorities in each of its member countries appropriate the necessary funds.

Despite the increased lending in response to the global financial crisis, the Bank's capital adequacy position remains strong, as determined by its capital adequacy policy. The capital adequacy framework provides rules that support the determination of capital requirements for credit and market risk, as well as operational risk.

The Total Equity-to-Loans Ratio (TELR) at June 30, 2011 was 33.7% compared to 33.4% at the end of last year (See Table 1).

ASSET AND LIABILITY MANAGEMENT: In 2010, the Board of Executive Directors approved the conversion of approximately $3,200 million of non-borrowing member country currency holdings subject to maintenance of value to United States dollars. Conversions were carried out in December 2010 and May 2011. Settlement of these amounts would be made upon consultation with each member country subject to the terms of the Bank's Charter. As a result, during the second quarter of 2011, the Bank made payments of $243 million to non-borrowing member countries as settlement of maintenance of value obligations.

As part of the asset/liability management policy, starting in 2010 it has been the Bank's policy to convert all non-US dollar equity to United States dollars; as a result, net currency translation adjustments have been substantially reduced to a level of $1 million net losses in the first semester of 2011, compared to net losses of $55 million for the same period in 2010.

Box 1: Selected Financial Data

(Amounts expressed in millions of United States dollars)

	Six months ended June 30,		Year ended December 31,
	2011	2010	2010
Lending Summary			
Loans and guarantees approved [1]	$ 1,583	$ 2,495	$ 12,136
Undisbursed portion of approved loans	20,834	21,129	22,357
Gross loan disbursements	2,728	2,413	10,341
Net loan disbursements [2]	368	178	4,743
Income Statement Data			
Operating income	$ 628	$ 685	$ 1,252
Net fair value adjustments on non-trading portfolios	(188)	(777)	(850)
Board of Governors approved transfers	(200)	-	(72)
Net income (loss)	240	(92)	330
Returns and Costs, after swaps			
Return on average loans outstanding	2.80%	3.16%	3.12%
Return on average liquid investments [3]	2.64%	3.85%	3.37%
Average cost of borrowings outstanding during the period	0.83%	0.96%	0.96%
	June 30,		December 31,
	2011	2010	2010
Balance Sheet Data			
Cash and investments-net [4], after swaps	$ 13,758	$ 20,018	$ 16,585
Loans outstanding [5]	63,533	58,219	63,007
Borrowings outstanding [6], after swaps	55,284	57,277	57,874
Equity	21,199	20,526	20,960
Total Equity[7]-to-Loans [8] Ratio	33.7%	35.2%	33.4%

[1] Excludes guarantees issued under the Trade Facilitation Program.
[2] Includes gross loan disbursements less principal repayments.
[3] Geometrically-linked time-weighted returns.
[4] Net of Payable for investment securities purchased and cash collateral received and receivable for investment securities sold.
[5] Excludes lending swaps in a net liability position of $878 million as of June 30, 2011 (2010 - $836 million) and $655 million as of December 31, 2010.
[6] Net of premium/discount.
[7] "Total Equity" is defined as Paid-in capital stock, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local currency cash balances, net receivable from members (but not net payable to members) and the cumulative effects of Net fair value adjustments on non-trading portfolios.
[8] Includes loans outstanding and net guarantee exposure.

CAPITAL ADEQUACY

The capital adequacy framework consists of a policy on capital adequacy and systems that support the determination of capital requirements for credit and market risk in both the Bank's lending and treasury operations. In addition, the policy includes capital requirements for operational risk.

The capital adequacy policy allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, and to make flexible adjustments to changing market conditions. Specific risk limits in terms of capital requirements for investments and derivatives are included that enable Management to design more efficient funding and investment strategies following the risk tolerance established by the Board of Executive Directors. As determined under the policy, the Bank is well capitalized.

Table 1 presents the composition of the TELR as of June 30, 2011 and December 31, 2010. It shows that the TELR increased from 33.4% to 33.7% mainly due to an increase in Total Equity, partially compensated by higher loans outstanding and net guarantee exposure.

Table 1: TOTAL EQUITY-TO-LOANS RATIO
(Amounts expressed in millions of United States dollars)

	June 30, 2011	December 31, 2010
Equity		
Paid-in capital stock	$ 4,339	$ 4,339
Retained earnings:		
General reserve [1]	14,294	14,055
Special reserve [1]	2,566	2,566
	21,199	20,960
Plus:		
Allowances for loan and guarantee losses	149	172
Minus:		
Borrowing countries' local currency cash balances	132	136
Net receivable from members	53	-
Cumulative net fair value adjustments on non-trading portfolios	(509)	(322)
Total Equity	$ 21,672	$ 21,318
Loans outstanding and net guarantee exposure	$ 64,279	$ 63,731
Total Equity-to-Loans Ratio	33.7%	33.4%

[1] Includes Accumulated other comprehensive income.

CONDENSED BALANCE SHEET

LOAN PORTFOLIO: The Bank offers loans and guarantees to its borrowing member countries to help meet their development needs. In addition, under certain conditions and subject to certain limits, the Bank may make loans and guarantees without a sovereign guarantee (i) in all economic sectors, and (ii) directly to private sector or sub-national entities carrying out projects in borrowing member countries. The Bank also lends to other development institutions without sovereign guarantee. Non-sovereign guaranteed operations are currently capped to an amount such that risk capital requirements for such operations do not exceed 20% of Total Equity[2,3].

The loan portfolio is the Bank's principal earning asset of which, at June 30, 2011, 95% was sovereign-guaranteed. At June 30, 2011, the total volume of outstanding loans was $63,533 million, compared with $63,007 million as of December 31, 2010. The increase in the loan portfolio was mostly due to a higher level of loan disbursements ($2,728 million) than collections ($2,360 million), and positive currency translation adjustments ($157 million).

As of June 30, 2011, 5.8% of the outstanding loans and guarantees exposure was non-sovereign-guaranteed compared to 6.1% at December 31, 2010. The non-sovereign guaranteed loan portfolio totaled $3,012 million, compared to $3,224 million as of December 31, 2010.

[2] As of March 31, 2011, the date of the latest quarterly report to the Board of Executive Directors, the risk capital requirements of non-sovereign-guaranteed operations was $1,077 million, or 5% of Total Equity.

[3] Effective January 1, 2013, limitations on non-sovereign-guaranteed operations will be established by the Board of Executive Directors, subject to the Bank's Non-Sovereign-Guaranteed Business Plan and capital adequacy policy.

INVESTMENT PORTFOLIO: The Bank's investment portfolio is mostly comprised of highly-rated debt securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs. Net investment levels, after swaps, decreased $2,749 million during the first six months of 2011, mainly resulting from net cash outflows from borrowings ($3,073 million), net loan disbursements ($368 million), and payments of maintenance of value to members ($243 million), partially offset by net cash inflows from operating activities ($558 million), mark-to-market gains ($159 million), and positive currency translation adjustments ($194 million).

BORROWING PORTFOLIO: The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, decreased $2,590 million compared with December 31, 2010, primarily due to a smaller amount of new borrowings than maturities ($3,073 million) and a net decrease in the fair value of borrowings and related swaps ($37 million), partially offset by the accretion of discount on borrowings ($289 million), and currency translation adjustments ($230 million).

EQUITY: Equity at June 30, 2011 was $21,199 million, an increase of $239 million from December 31, 2010, reflecting the net income of the period.

RESULTS OF OPERATIONS

Table 2 shows a breakdown of Operating Income. For the six months ended June 30, 2011, Operating Income was $628 million compared to $685 million for the same period last year, a decrease of $57 million. This decrease was mainly due to lower net investment gains and an increase in non-interest expense, partially offset by a decrease in the provision for loan and guarantee losses.

The Bank had net interest income of $710 million during the first semester of 2011, compared to $707 million for the same period last year. The increase was substantially due to a slight net reduction of net interest income from loans. The lending spread on most of the Bank's loans decreased from 0.95% in 2010 to 0.80% in 2011, which was partially compensated by an increase in the average loan balance of $4,768 million. The effect of this decrease was offset by an increase in the income contribution of the portion of the portfolio funded with equity.

The Bank's trading investments portfolio contributed net mark-to-market gains of $159 million during the period, compared to $262 million for the same period in 2010, a decrease of $103 million, mostly due to a slowdown in the recovery of the financial markets.

Table 2: OPERATING INCOME
(Expressed in millions of United States dollars)

	Six months ended June 30,	
	2011	2010
Loan interest income	$ 845	$ 883
Investment interest income	48	93
Other interest income	51	-
	944	976
Less:		
Borrowing expenses	234	269
Net interest income	710	707
Other loan income	27	27
Net investment gains	159	257
Other expenses:		
(Credit) provision for loan and guarantee losses	(23)	38
Net non-interest expense	291	268
Total	268	306
Operating Income	$ 628	$ 685

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective financial returns and costs for the six months ended June 30, 2011 and 2010 and the year ended December 31, 2010 are shown in Table 3.

Table 3: ASSET/LIABILITY PORTFOLIOS AND FINANCIAL RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	Six months ended June 30, 2011		Six months ended June 30, 2010		Year ended December 31, 2010	
	Average balance	Return/Cost %	Average balance	Return/Cost %	Average balance	Return/Cost %
Loans [1]	$ 62,767	2.71	$ 57,999	3.08	$ 58,732	3.01
Liquid investments [2][3]	15,648	2.64	18,786	3.85	19,631	3.37
Total earning assets	$ 78,415	2.70	$ 76,785	3.27	$ 78,363	3.10
Borrowings	$ 56,677	0.83	$ 56,700	0.96	$ 57,555	0.96
Net interest margin [4]		1.83		1.86		1.79

[1] Excludes loan fees.
[2] Geometrically-linked time-weighted returns.
[3] Includes gains and losses.
[4] Represents net interest income as a percent of average earning assets.

COMMITMENTS

GUARANTEES: The Bank makes partial non-trade related guarantees with or without a sovereign counter-guarantee. In addition, the Bank provides credit guarantees without sovereign counter-guarantee for trade-finance transactions under its Trade Finance Facilitation Program. During the six months ended June 30, 2011, there were two non-trade-related guarantees approved without sovereign counter-guarantee for $40

million (2010 – two for $53 million). Also, the Bank issued 90 trade-related guarantees for a total of $195 million (2010 – 52 guarantees issued for a total of $78 million).

CONTRACTUAL OBLIGATIONS: The Bank's most significant contractual obligations relate to undisbursed loans and the repayment of borrowings. At June 30, 2011, undisbursed loans amounted to $20,834 million and the average maturity of the medium- and long-term borrowing portfolio, after swaps, was 4.7 years with contractual maturity dates through 2041[4].

LIQUIDITY MANAGEMENT

The second quarter of 2011 was marked by growing market concerns regarding the strength of the economic recovery in the United States, the financial stability of various European countries, and the ongoing impact from the devastating earthquake in Japan and geopolitical risks in the Middle East and North Africa.

Exposure to structured assets was further reduced through repayments at par. Valuations on the remaining portfolio continue to be impacted by market factors, such as uneven liquidity, rating agency actions, and the prices at which actual transactions occur. The Bank continues to maximize, where possible, the use of the market inputs in the valuation of its investments, including external pricing services, independent dealer prices, and observable market yield curves.

During the six months ended June 30, 2011, the Bank recognized $159 million of mark-to-market gains in its trading investments portfolio (2010 – $262 million). These investment gains substantially relate to further recoveries in the $2,705 million asset-backed and mortgage-backed securities portion of the portfolio. Although liquidity for this portion of the portfolio remains limited and valuations continue to be highly discounted, as of June 30, 2011, 25% is still rated AAA and 76% is rated investment grade compared to 38% and 78% respectively, at December 31, 2010. The reduction in AAA holdings came mainly as a result of downgrades into other investment grade categories as well as repayments at par. Except for a *de minimis* amount of principal losses during the period, the portfolio continued to perform. In addition, during the first six months of the year, the Bank's holdings of these securities were further reduced mainly by repayments at par of $503 million (2010 - $565 million).

Table 4 shows a breakdown of the trading investments portfolio at June 30, 2011 and December 31, 2010, by major security class, together with unrealized gains and losses included in Income from Investments – Net gains on securities held at the end of the respective period.

Table 4: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS
(Expressed in millions of United States dollars)

	June 30, 2011		December 31, 2010	
	Fair Value [(1)]	Unrealized Gains (Losses) [(2)]	Fair Value [(1)]	Unrealized Gains (Losses) [(2)]
Obligations of the United States Government and its corporations and agencies	$ 536	$ -	$ 822	$ -
U.S. government-sponsored enterprises	594	3	505	(7)
Obligations of non-U.S. governments and agencies	6,604	15	7,045	8
Bank obligations	3,450	4	5,054	(10)
Mortgage-backed securities	**1,738**	**41**	**1,925**	**165**
U.S. residential	539	2	573	87
Non-U.S. residential	708	5	875	21
U.S. commercial	188	15	182	44
Non-U.S. commercial	303	19	295	13
Asset-backed securities	**967**	**60**	**1,043**	**106**
Collateralized loan obligations	603	40	633	64
Other collateralized debt obligations	166	17	152	30
Other asset-backed securities	198	3	258	12
Total trading investments	$ 13,889	$ 123	$ 16,394	$ 262

(1) Includes accrued interest of $29 million at June 30, 2011 and $38 million at December 31, 2010, presented in the Condensed Balance Sheet under Accrued interest and other charges.

(2) Represents unrealized gains and losses included in Income from Investments-Net gains for the corresponding period.

4 The maturity structure of medium- and long-term borrowings outstanding at the end of 2010 is presented in Appendix I-4 to the December 31, 2010 financial statements.

COMERCIAL CREDIT RISK

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or swap counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. In accordance with its conservative risk policies, the Bank will only invest in high quality debt instruments issued by governments, government agencies, multilateral organizations, financial institutions, and corporate entities, including asset-backed securities.

Table 5 provides details of the estimated credit exposure on the Bank's investment and swap portfolios, net of collateral held, by counterparty rating category. As of June 30, 2011, the credit exposure amounted to $14,317 million, compared to $17,138 million as of December 31, 2010. The credit quality of the portfolios continues to be high, as 86.2% of the counterparties are rated AAA and AA, 7.1% are rated A, 2.1% are rated BBB, and 4.6% are rated below BBB, compared to 90.6%, 4.2%, 1.4% and 3.8%, respectively, at December 31, 2010.

Table 5: Credit Exposure, Net of Collateral Held, by Counterparty Rating Category
(Amounts expressed in millions of United States dollars)

	June 30, 2011					
	Investments					
Counterparty rating	Governments and Agencies	Banks	ABS and MBS	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
AAA [1]	$ 5,866	$ 250	$ 664	$ -	$ 6,780	47.4%
AA	1,491	2,758	789	520	5,558	38.8%
A	238	446	298	38	1,020	7.1%
BBB	-	-	300	-	300	2.1%
BB	-	-	105	-	105	0.7%
B	-	-	198	-	198	1.4%
CCC	-	-	230	-	230	1.6%
CC and below	-	-	126	-	126	0.9%
Total	$ 7,595	$ 3,454	$ 2,710	$ 558	$ 14,317	100.0%

[1] Includes $909 million of Governments and agencies rated A1+, the highest short-term rating.

	December 31, 2010					
	Investments					
Counterparty rating	Governments and Agencies	Banks	ABS and MBS	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
AAA [1]	$ 6,564	$ 973	$ 1,138	$ -	$8,675	50.6%
AA	1,832	3,568	803	644	6,847	40.0%
A	13	521	140	52	726	4.2%
BBB	-	81	154	-	235	1.4%
BB	-	-	194	-	194	1.1%
B	-	-	92	-	92	0.5%
CCC	-	-	240	-	240	1.4%
CC and below	-	-	129	-	129	0.8%
Total	$ 8,409	$ 5,143	$ 2,890	$ 696	$ 17,138	100.0%

[1] Includes $1,896 million of Governments and agencies rated A1+, the highest short-term rating.

OTHER DEVELOPMENTS

FINANCIAL REFORM - THE DODD-FRANK WALL STREET REFORM AND CONSUMER PROTECTION ACT: On July 21, 2010, the President of the United States of America signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Bank continues assessing the impact of this financial regulatory reform on its operations.

Condensed Quarterly Financial Statements
(Unaudited)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET
(Expressed in millions of United States dollars)

	June 30 2011		December 31, 2010	
	(Unaudited)			
ASSETS				
Cash and investments				
Cash - Note P	$ 187		$ 242	
Investments - Trading - Notes C, G, H and P	13,860	$ 14,047	16,356	$ 16,598
Loans outstanding - Notes D and E	63,533		63,007	
Allowance for loan losses	(129)	63,404	(145)	62,862
Accrued interest and other charges		886		865
Receivable from members		347		378
Currency and interest rate swaps - Notes G, H, I and P				
Investments - trading	4		7	
Loans	20		38	
Borrowings	6,532		5,887	
Other	10	6,566	-	5,932
Other assets		570		582
Total assets		$ 85,820		$ 87,217
LIABILITIES AND EQUITY				
Liabilities				
Borrowings - Notes F, G, H, I and P				
Short-term	$ 1,439		$ 30	
Medium- and long-term:				
Measured at fair value	50,510		52,846	
Measured at amortized cost	9,101	$61,050	10,077	$ 62,953
Currency and interest rate swaps - Notes G, H, I and P				
Investments - trading	126		55	
Loans	898		693	
Borrowings	766		808	
Other	42	1,832	72	1,628
Payable for investment securities purchased and cash collateral received		167		13
Amounts payable to maintain value of currency holdings		294		535
Due to IDB Grant Facility - Note J		272		72
Accrued interest on borrowings		555		555
Other liabilities		451		501
Total liabilities		64,621		66,257
Equity				
Capital stock - Note K				
Subscribed 8,702,335 shares	104,980		104,980	
Less callable portion	(100,641)		(100,641)	
Paid-in capital stock	4,339		4,339	
Retained earnings	16,011		15,771	
Accumulated other comprehensive income	849	21,199	850	20,960
Total liabilities and equity		$ 85,820		$ 87,217

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS
(Expressed in millions of United States dollars)

	Three months ended June 30,		Six months ended June 30,	
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)	
Income				
Loans, after swaps - Notes D and G	$ 449	$ 456	$ 872	$ 910
Investments - Note C				
Interest	24	45	48	93
Net gains	30	63	159	257
Other interest income	26	-	51	-
Other	1	5	10	14
Total income	530	569	1,140	1,274
Expenses				
Borrowing expenses, after swaps - Notes F and G	104	124	234	269
Provision (credit) for loan and guarantee losses - Note E	(25)	12	(23)	38
Administrative expenses	147	136	275	259
Special programs	16	16	26	23
Total expenses	242	288	512	589
Income before Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers	288	281	628	685
Net fair value adjustments on non-trading portfolios - Notes F, G and L	(238)	(760)	(188)	(777)
Board of Governors approved transfers - Note J	-	-	(200)	-
Net income (loss)	50	(479)	240	(92)
Retained earnings, beginning of period	15,487	15,828	15,771	15,441
Retained earnings, end of period	$15,537	$ 15,349	$16,011	$ 15,349

CONDENSED STATEMENT OF COMPREHENSIVE INCOME
(Expressed in millions of United States dollars)

	Three months ended June 30,		Six months ended June 30,	
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)	
Net income (loss)	$ 50	$ (479)	$ 240	$ (92)
Other comprehensive income (loss)				
Translation adjustments	(1)	(27)	(1)	(55)
Total other comprehensive income (loss)	(1)	(27)	(1)	(55)
Comprehensive income (loss)	$ 49	$ (506)	$ 239	$ (147)

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS
(Expressed in millions of United States dollars)

	Six months ended June 30	
	2011	**2010**
	(Unaudited)	
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	**$ (2,728)**	$ (2,413)
Loan collections (net of participations)	**2,360**	2,235
Net cash used in lending activities	**(368)**	(178)
Gross purchases of held-to-maturity investments	**-**	(2,989)
Gross proceeds from maturities of held-to-maturity investments	**-**	3,217
Miscellaneous assets and liabilities	**(75)**	(99)
Net cash used in lending and investing activities	**(443)**	(49)
Cash flows from financing activities		
Medium- and long-term borrowings:		
Proceeds from issuance	**1,219**	8,776
Repayments	**(5,701)**	(7,563)
Short-term borrowings, net	**1,409**	(1,239)
Cash collateral received	**24**	3
Collections of receivable from members	**19**	4
Payments of maintenance of value to members	**(243)**	-
Net cash used in financing activities	**(3,273)**	(19)
Cash flows from operating activities		
Gross purchases of trading investments	**(9,548)**	(17,305)
Gross proceeds from sale or maturity of trading investments	**12,650**	16,814
Loan income collections, after swaps	**875**	925
Interest and other costs of borrowings, after swaps	**(126)**	(246)
Income from investments	**53**	87
Other interest income	**51**	-
Other income	**10**	13
Administrative expenses	**(278)**	(271)
Special programs	**(27)**	(19)
Net cash provided by (used in) operating activities	**3,660**	(2)
Effect of exchange rate fluctuations on cash	**1**	(6)
Net decrease in cash	**(55)**	(76)
Cash, beginning of year	**242**	242
Cash, end of period	**$ 187**	$ 166

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO THE CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO), the Intermediate Financing Facility Account, and the IDB Grant Facility. Unless otherwise indicated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Ordinary Capital. The Condensed Quarterly Financial Statements should be read in conjunction with the December 31, 2010 financial statements and notes therein. Management believes that the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (GAAP). The results of operations for the first six months of the current year are not necessarily indicative of the results that may be expected for the full year.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with GAAP. The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been made in the valuation of certain financing instruments, the determination of the adequacy of the allowances for loan and guarantee losses, and the determination of the projected benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and the funded status and net periodic benefit cost associated with these plans.

New accounting pronouncements
The Financial Accounting Standards Board (FASB) issued the following Accounting Standard Updates (ASU) relevant to the Bank during the semester ended June 30, 2011:

ASU No. 2011-02 Receivables (Topic 310), A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring, which provides additional guidance in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. ASU 2011-02 is effective for the Bank as of September 30, 2011 and it will not have a material impact on the Bank's financial condition or results of operations.

ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The ASU expands existing disclosure requirements for fair value measurements to achieve common disclosure requirements with international standards. ASU No. 2011-04 is effective for the Bank as of March 31, 2012. The applicable guidance and the related relevant disclosures required by the new standard are not expected to have a material impact on the Bank's financial condition or results of operations.

ASU No. 2011-05, Comprehensive Income (Topic 220), eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. This standard allows reporting entities to elect presenting items of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. In either case, the statement(s) would need to be presented with equal prominence as the other primary financial statements. The new requirements are effective for the Bank as of March 31, 2012.

NOTE C – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government, agency, corporate, and bank obligations, asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

For government and agency obligations, including securities issued by an instrumentality of a government or any other official entity, the Bank's policy is to invest in obligations issued or unconditionally guaranteed by governments of certain countries with a minimum credit quality equivalent to a AA- rating (agency asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). Obligations issued by multilateral organizations require a credit quality equivalent to a AAA rating. In addition, the Bank invests in bank obligations issued or guaranteed by an entity with a senior debt securities rating of at least A+, and in corporate entities with a minimum credit quality equivalent to a AA- rating (asset-backed, and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, provided that they carry only the highest short-term credit ratings.

Net unrealized gains of $123 million on trading portfolio instruments held at June 30, 2011 compared to $190 million at June 30, 2010, were included in Income from investments-Net gains. Unrealized gains and losses recognized are substantially related to the asset-backed and mortgage-backed securities portion of the trading investments portfolio, which at June 30, 2011 amounted to $2,705 million ($3,391 million at June 30, 2010).

The rate of recovery in the investments portfolio slowed down in the second quarter of 2011 due to weakening economic indicators and growing concerns regarding the financial stability of various European countries, which affected credit markets generally. Valuations on the asset-backed and mortgage-backed portion of the portfolio continue to be impacted by market factors, such as uneven liquidity, rating agency actions, and the prices at which actual transactions occur. The Bank continues to maximize, where possible, the use of market inputs in the valuation of its investments, including external pricing services, independent dealer prices, and observable market yield curves.

A summary of the trading investments portfolio at June 30, 2011 and December 31, 2010 is shown in Note H – "Fair Value Measurements".

NOTE D – LOANS AND GUARANTEES

LOAN CHARGES: For 2011, the Board of Executive Directors approved a lending spread of 0.80%, a credit commission of 0.25%, and no supervision and inspection fee. These charges apply to sovereign-guaranteed loans, excluding emergency loans and loans under the Liquidity Program, comprising approximately 94% of the loan portfolio, and are subject to annual review and approval by the Board of Executive Directors.

GUARANTEES: During the six months ended June 30, 2011, there were two non-trade-related guarantees approved without sovereign counter-guarantee for $40 million (2010 – two for $53 million). As of June 30, 2011, the Bank had approved, net of cancellations and maturities, non-trade related guarantees without sovereign counter-guarantees of $1,180 million ($1,179 million as of December 31, 2010). In addition, the Bank has approved a guarantee with sovereign counter-guarantee of $60 million.

Under its non-sovereign-guaranteed Trade Finance Facilitation Program (TFFP), in addition to direct loans, the Bank provides credit guarantees on short-term trade related transactions. The TFFP authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1,000 million outstanding at any time. During the first six months of the year, the Bank issued 90 guarantees for a total of $195 million under this program (2010 – 52 guarantees for a total of $78 million).

At June 30, 2011, guarantees of $828 million ($814 million at December 31, 2010), including $218 million issued under the TFFP ($153 million at December 31, 2010), were outstanding and subject to call. This amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. An amount of $43 million ($45 million at December 31, 2010) of guarantees outstanding has been re-insured to reduce the Bank's exposure. Outstanding guarantees have remaining maturities ranging from 4 to 14 years, except for trade related guarantees that have maturities of up to three years. No guarantees provided by the Bank have ever been called.

At June 30, 2011 and December 31, 2010, the Bank's exposure on guarantees without sovereign counter-guarantee, net of reinsurance, amounted to $694 million and $671 million, respectively, and was classified as follows (in millions):

Internal Credit Risk Classification	June 30, 2011	December 31, 2010
Excellent	$ 115	$ 115
Very Strong	106	95
Strong	70	58
Satisfactory	305	17
Fair	9	253
Weak	70	118
Possible loss	19	15
Total	$ 694	$ 671

NOTE E – CREDIT RISK FROM LOAN PORTFOLIO

The loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/or interest on one or more of its loans according to the agreed-upon terms. The loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

The Bank manages two principal sources of credit risk from its loan activities: sovereign-guaranteed loans and non-sovereign-guaranteed loans. Approximately 95% of the loans are sovereign-guaranteed.

SOVEREIGN-GUARANTEED LOANS: When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank.

For the Bank, the likelihood of experiencing a credit event in its sovereign-guaranteed loan portfolio is different than commercial lenders. The Bank does not renegotiate or reschedule its sovereign-guaranteed loans and historically has always received full principal and interest due at the resolution of a sovereign credit event. Accordingly, the probabilities of default to the Bank assigned to each country are adjusted to reflect the Bank's expectation of full recovery of all its sovereign-guaranteed loans. However, even with full repayment of principal and interest at the end of a credit event, the Bank suffers an economic loss from not charging interest on overdue interest while the credit event lasts.

The credit quality of the sovereign-guaranteed loan portfolio as of June 30, 2011 and December 31, 2010, as represented by the long-term foreign credit rating assigned to each borrower country by Standard & Poor's (S&P), is as follows (in millions):

Country Ratings	June 30, 2011	December 31, 2010
A	$ 1,048	$ 1,085
BBB	35,295	28,400
BB	7,529	13,950
B	16,481	16,194
CCC	168	154
Total	$ 60,521	$ 59,783

The ratings presented above have been updated as of June 30, 2011 and December 31, 2010, respectively.

NON-SOVEREIGN-GUARANTEED LOANS: The Bank does not benefit from full sovereign guarantees when lending to non-sovereign-guaranteed borrowers. Risk and performance for these loans are evaluated by scoring the individual risk factors under each of the borrower and transaction dimensions. The major risk factors evaluated at the transaction level consider the priority that the loans made by the Bank have in relation to other obligations of the borrower; the type of security collateralizing the agreement; and the nature and extent of the covenants that the borrower must comply. The major credit risk factors considered at the borrower level may be grouped into three major categories: political risk, commercial or project risk, and financial risk.

The country rating is considered a proxy of the impact of the macro-economic environment on the ability of the borrower to reimburse the Bank and as such, it is considered a ceiling for the transaction dimension risk rating. The credit quality of the non-sovereign-guaranteed loan portfolio as of June 30, 2011 and December 31, 2010, excluding loans to other development institutions, as represented by the Bank's internal credit risk classification system, is as follows (in millions):

	Outstanding balance at		
Risk Classification	June 30, 2011	December 31, 2010	S&P/Moody's Rating Equivalent
Excellent	$ 115	$ 215	BBB- /Baa3 or higher
Very Strong	1,044	1,059	BB+/Ba1
Strong	853	823	BB/Ba2
Satisfactory	289	312	BB-/Ba3
Fair	162	163	B+/B1
Weak	137	261	B/B2
Possible Loss	131	62	B-/B3
Impaired	100	140	CCC-D/Caa-D
Total	$ 2,831	$ 3,035	

In addition, as of June 30, 2011, the Bank has loans to other development institutions of $181 million (2010 – $189 million), which are rated AAA, A+ and A-.

Past due and Non-accrual loans

As of June 30, 2011, there were no loans considered past due and non-sovereign-guaranteed loans with outstanding balances of $100 million ($92 million at December 31, 2010) were in non-accrual status.

Impaired loans

The Bank has non-sovereign-guaranteed loans with outstanding balances of $100 million classified as impaired at June 30, 2011. All impaired loans have specific allowances for loan losses amounting to $46 million ($55 million at December 31, 2010).

The following table provides financial information related to impaired loans as of June 30, 2011 and December 31, 2010 (in millions):

	June 30, 2011	December 31, 2010
Recorded investment at end of period	$ 100	$ 140
Average recorded investment during the period	136	128

In addition, a summary of financial information related to impaired loans affecting the results of operations for the three and six months ended June 30, 2011 and 2010 is as follows (in millions):

	Three months ended June 30, 2011	Three months ended June 30, 2010
Loan income recognized	$ -	$ 1
Loan income that would have been recognized on an accrual basis during the period	1	2

	Six months ended June 30, 2011	Six months ended June 30, 2010
Loan income recognized	$ 2	$ 2
Loan income that would have been recognized on an accrual basis during the period	4	3

Allowance for Loan and Guarantee Losses

SOVEREIGN-GUARANTEED PORTFOLIO: A collective evaluation of collectibility is performed for sovereign-guaranteed loans and guarantees. The performance of said portfolio has been excellent, particularly given the market credit ratings of many of the Bank's borrowing countries. However, in the past the Bank has experienced delays in the receipt of debt service payments, sometimes for more than six months. Since the Bank does not charge interest on missed interest payments for these loans, such delay in debt service payments is viewed as a potential impairment as the timing of the cash flows are not met in accordance with the terms of the loan contract.

NON-SOVEREIGN-GUARANTEED PORTFOLIO: For non-sovereign-guaranteed loans and guarantees, a collective loss allowance is determined based on the Bank's internal credit risk classification system. The first step in the calculation of the collective loan and guarantee loss allowance is the estimation of an expected rate of transition of projects from non-impaired risk categories to the impaired/default category. This impairment/default rate is applied to each risk category. Transitions of debt instruments from various risk categories

to impairment/default status are modeled utilizing worldwide non-sovereign data gathered from the documented experience of rated non-sovereign-guaranteed debt issuances of similar risk levels.

An appropriate estimated rate of loss from projects once impaired is determined based upon the Bank's specific experience gained in the assessment of the losses stemming from impairments in its own non-sovereign-guaranteed portfolio. Based upon (i) the impairment/default rate for each risk category, (ii) the distribution of the non-sovereign-guaranteed portfolio in each of these categories and (iii) the loss rate once defaulted, the required level of the collective loss allowance is determined.

The changes in the allowance for loan and guarantee losses for the periods ended June 30, 2011 and December 31, 2010 were as follows (in millions):

	June 30, 2011	December 31, 2010
Balance, beginning of year	$ 172	$ 148
Provision (credit) for loan and guarantee losses	(23)	24
Balance, end of period	$ 149	$ 172
Composed of:		
Allowance for loan losses	$ 129	$ 145
Allowance for guarantee losses [1]	20	27
Total	$ 149	$ 172

[1] The allowance for guarantee losses is included in Other liabilities in the Condensed Balance Sheet.

As of June 30, 2011, the total allowance for loan and guarantee losses is composed of $8 million related to the sovereign-guaranteed portfolio and $141 million related to the non-sovereign guaranteed portfolio (2010 - $8 million and $164 million, respectively). The provision (credit) for loan and guarantee losses includes credits of $0 million and $2 million related to sovereign-guaranteed loans in 2011 and 2010, respectively.

During the first semester of 2011, there were no changes to the Bank's policy with respect to the allowance for loan and guarantee losses from the prior year. Except for the small amount of impaired loans on the non-sovereign-guaranteed portfolio, all loans and guarantees have been collectively evaluated for impairment. The collective allowance for loan and guarantee losses as of June 30, 2011 amounted to $103 million (2010 – $117 million), including $95 million (2010 – $109 million) related to the non-sovereign-guaranteed portfolio.

Troubled debt restructurings

A restructured loan is considered impaired when it does not perform in accordance with the contractual terms of the restructuring agreement. A loan restructured under a troubled debt restructuring is considered impaired, but it is not disclosed as such unless there is a noncompliance under the terms of the restructured agreement.

The Bank does not reschedule its sovereign-guaranteed loans. During the first six months of 2011, there were no troubled debt restructurings of non-sovereign-guaranteed loans.

NOTE F – FAIR VALUE OPTION

The Bank has elected the fair value option under GAAP for most of its medium- and long-term debt to reduce the income volatility resulting from the previous accounting asymmetry of accounting for borrowings at amortized cost and marking to market the associated borrowing swaps, with changes in fair value recognized in income, as the offsetting changes in the fair value of elected borrowings are also recorded in income. The Bank did not elect the fair value option for certain borrowings that are within the same balance sheet category because they do not contribute to a mitigation of income volatility. In addition, in order to reduce the income volatility resulting from its lending swaps, effective January 1, 2011, the Bank modified its borrowing fair value option policy to address income volatility on a financial instruments portfolio basis rather than on an instrument-by-instrument basis.

The changes in fair value for borrowings elected under the fair value option have been recorded in the Condensed Statement of Income and Retained Earnings for the three and six months ended June 30, 2011 and 2010, as follows (in millions):

	Three months ended June 30,	
	2011	2010
Borrowing expenses, after swaps	$ (535)	$ (507)
Net fair value adjustments on non-trading portfolios	(1,105)	(87)
Total changes in fair value included in Net income (loss)	$ (1,640)	$ (594)

	Six months ended June 30,	
	2011	2010
Borrowing expenses, after swaps	$ (1,069)	$ (1,008)
Net fair value adjustments on non-trading portfolios	(963)	(654)
Total changes in fair value included in Net income (loss)	$ (2,032)	$ (1,662)

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of June 30, 2011 and December 31, 2010, was as follows (in millions):

	June 30, 2011	December 31, 2010
Fair value	$ 50,978 [1]	$ 53,302 [1]
Unpaid principal outstanding	48,597	51,133
Fair value over unpaid principal outstanding	$ 2,381	$ 2,169

[1] Includes accrued interest of $468 million at June 30,2011 and $456 million at December 31, 2010.

NOTE G – DERIVATIVES

RISK MANAGEMENT STRATEGY AND USE OF DERIVATIVES: The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, that are mitigated through its integrated asset and liability management framework. The objective of the asset and liability management framework is to align the currency composition, maturity profile and interest rate sensitivity characteristics of the assets and liabilities for each liquidity and lending product portfolio in accordance with the particular requirements for that product and within prescribed risk parameters. When necessary, the Bank employs derivatives to achieve this alignment. These instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes, but are not designated as hedging instruments for accounting purposes.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge fixed-rate, fixed-base cost rate and local currency loans, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash. In addition, the Bank utilizes interest rate swaps to maintain the duration of its equity within a prescribed policy band of 4 to 6 years.

ACCOUNTING FOR DERIVATIVES: All derivatives are recognized in the Condensed Balance Sheet at their fair value and are classified as either assets or liabilities, depending on the nature (debit or credit) of their net fair value amount.
The interest component of the changes in fair value of investments, lending, borrowing, and equity duration derivatives is recorded in Income from Investments - Interest, Income from Loans, after swaps, Borrowing expenses, after swaps, and Other interest income, respectively, over the life of the derivative contract, with the remaining changes in the fair value included in Income from Investments-Net gains for investment derivatives and in Net fair value adjustments on non-trading portfolios for lending, borrowing and equity duration derivative instruments.

The Bank occasionally issues debt securities that contain embedded derivatives; these securities are carried at fair value.

FINANCIAL STATEMENTS PRESENTATION: The Bank's derivative instruments as of June 30, 2011 and December 31, 2010, and their related gains and losses for the three and six months ended June 30, 2011 and 2010, are presented in the Condensed Balance Sheet, the Condensed Statement of Income and Retained Earnings and the Condensed Statement of Comprehensive Income as follows (in millions):

Condensed Balance Sheet

Derivatives not Designated as Hedging Instruments	Balance Sheet Location	June 30, 2011 [1]		December 31, 2010 [1]	
		Assets	Liabilities	Assets	Liabilities
Currency Swaps	Currency and interest rate swaps				
	Investments - Trading	$ -	$ 104	$ -	$ 29
	Loans	9	354	10	249
	Borrowings	5,221	615	4,596	640
	Accrued interest and other charges	210	(5)	182	(12)
Interest Rate Swaps	Currency and interest rate swaps				
	Investments - Trading	4	22	7	26
	Loans	11	544	28	444
	Borrowings	1,311	151	1,291	168
	Other	10	42	-	72
	Accrued interest and other charges	196	33	189	36
		$ 6,972	$ 1,860	$ 6,303	$ 1,652

[1] Balances are reported gross, prior to counterparty netting in accordance with existing master netting derivative agreements.

Condensed Statement of Income and Retained Earnings and Condensed Statement of Comprehensive Income

Derivatives not Designated as Hedging Instruments	Location of Gain (Loss) from Derivatives	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Currency Swaps					
Investments - Trading	Income from investments:				
	Interest	$ (7)	$ -	$ (13)	$ (1)
	Net gains	(6)	-	12	-
Loans	Income from loans, after swaps	(25)	(21)	(48)	(35)
	Net fair value adjustments on non-trading portfolios	(71)	48	(104)	(37)
Borrowings	Borrowing expenses, after swaps	305	284	596	573
	Net fair value adjustments on non-trading portfolios	825	(592)	858	(149)
	Other comprehensive income (loss)-Translation adjustments	(10)	(11)	(6)	(2)
Interest Rate Swaps					
Investments - Trading	Income from investments:				
	Interest	(7)	(15)	(13)	(19)
	Net gains	(9)	-	(2)	(6)
	Other comprehensive income (loss)-Translation adjustments	(36)	4	(84)	6
Loans	Income from loans, after swaps	(103)	(96)	(206)	(190)
	Net fair value adjustments on non-trading portfolios	(281)	(694)	(116)	(864)
Borrowings	Borrowing expenses, after swaps	208	203	425	400
	Net fair value adjustments on non-trading portfolios	323	631	13	828
	Other comprehensive income (loss) -Translation adjustments	3	(10)	9	(18)
Other	Other interest income	26	-	51	-
	Net fair value adjustments on non-trading portfolios	84	-	41	-
Futures	Income from investments:				
	Net gains	-	(1)	-	(1)
		$ 1,219	$ (270)	$ 1,413	$ 485

The Bank is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. Should the Bank credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements that the Bank would need to satisfy in this event. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position at June 30, 2011 is $257 million (after consideration of master netting derivative agreements). If the Bank was downgraded from the current AAA credit rating to AA+, it would be required to post collateral in the amount of $81 million at June 30, 2011.

The following tables provide information on the contract value/notional amounts of derivative instruments as of June 30, 2011 and December 31, 2010 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. Included in the other category are interest rate swaps used to maintain the equity duration within policy limits.

Derivative type/ Rate type	June 30, 2011 Currency swaps Receivable	Currency swaps Payable	Interest Rate swaps Receivable	Interest Rate swaps Payable
Investments - trading				
Fixed	$ -	$ 1,466	$ -	$ 2,106
Adjustable	1,381	-	2,106	-
Loans				
Fixed	-	1,013	177	12,817
Adjustable	2,088	1,295	12,817	177
Borrowings				
Fixed	21,677	171	28,239	349
Adjustable	4,907	21,590	5,426	32,739
Other				
Fixed	-	-	6,502	-
Adjustable	-	-	-	6,502

Derivative type/ Rate type	December 31, 2010 Currency swaps Receivable	Currency swaps Payable	Interest Rate swaps Receivable	Interest Rate swaps Payable
Investments - trading				
Fixed	$ -	$ 618	$ -	$ 1,867
Adjustable	611	-	1,867	-
Loans				
Fixed	-	889	183	13,316
Adjustable	2,007	1,228	13,316	183
Borrowings				
Fixed	21,456	217	30,188	349
Adjustable	7,573	24,491	5,815	35,071
Other				
Fixed	-	-	5,495	-
Adjustable	-	-	-	5,495

NOTE H – FAIR VALUE MEASUREMENTS

The framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives higher priorities to unadjusted quoted prices in active markets for identical and unrestricted assets or liabilities (Level 1) and adjusted quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for similar assets or liabilities (Level 2), and the lowest priority to unobservable inputs (i.e., supported by little or no market activity) (Level 3).

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, include obligations of the United States and Japanese governments. Such instruments are classified within Level 1 of the fair value hierarchy. As required by the framework for measuring fair value, the Bank does not adjust the quoted price for such instruments.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices, or prices derived from alternative pricing models, utilizing discounted cash flows. These methodologies apply to investments, including government agencies and corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments (primarily currency and interest rate swaps). These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a "market approach" that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

Investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques.

Medium-and long-term borrowings elected under the fair value option and all currency and interest rate swaps are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary depending on the specific structures, that require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates and spreads to generate continuous yield or pricing curves and the spot price of the underlying volatility and correlation. Significant market inputs are observable during the full term of these instruments. Correlation and items with longer tenors are generally less observable. The Bank considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investment, borrowing and swap instruments, if any, are valued using Management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of June 30, 2011 and December 31, 2010 by level within the fair value hierarchy (in millions):

Financial assets:

Assets	Fair Value Measurements June 30, 2011[1]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 536	$ 506	$ 30	$ -
U.S. government-sponsored enterprises	594	-	594	-
Obligations of non-U.S. governments and agencies	6,604	119	6,485	-
Bank obligations	3,450	-	3,450	-
Mortgage-backed securities	**1,738**	-	**1,732**	**6**
U.S. residential	539	-	539	-
Non-U.S. residential	708	-	702	6
U.S. commercial	188	-	188	-
Non-U.S. commercial	303	-	303	-
Asset-backed securities	**967**	-	**878**	**89**
Collateralized loan obligations	603	-	603	-
Other collateralized debt obligations	164	-	75	89
Other asset-backed securities	200	-	200	-
Total Investments - Trading	13,889	625	13,169	95
Currency and interest rate swaps	6,972	-	6,972	-
Total	$ 20,861	$ 625	$ 20,141	$ 95

[1] Represents the fair value of the referred assets, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest and other charges of $29 million for trading investments and $406 million for currency and interest rate swaps.

Assets	Fair Value Measurements December 31, 2010[1]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 822	$ 822	$ -	$ -
U.S. government-sponsored enterprises	505	-	505	-
Obligations of non-U.S. governments and agencies	7,045	430	6,615	-
Bank obligations	5,054	-	5,054	-
Mortgage-backed securities	**1,925**	-	**1,916**	**9**
U.S. residential	573	-	573	-
Non-U.S. residential	875	-	866	9
U.S. commercial	182	-	182	-
Non-U.S. commercial	295	-	295	-
Asset-backed securities	**1,043**	-	**952**	**91**
Collateralized loan obligations	633	-	633	-
Other collateralized debt obligations	152	-	62	90
Other asset-backed securities	258	-	257	1
Total Investments - Trading	16,394	1,252	15,042	100
Currency and interest rate swaps	6,303	-	6,303	-
Total	$ 22,697	$ 1,252	$ 21,345	$ 100

[1] Represents the fair value of the referred assets, including their accrued interest presented on the Condensed Balance Sheet under Accrued interest and other charges of $38 million for trading investments and $371 million for currency and interest rate swaps.

Financial liabilities:

Liabilities	Fair Value Measurements June 30, 2011[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 50,978	$ -	$ 50,978	$ -
Currency and interest rate swaps	1,860	-	1,860	-
Total	$ 52,838	$ -	$ 52,838	$ -

[1] Represents the fair value of the referred liabilities, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest on borrowings of $468 million for borrowings and under Accrued interest and other charges of $28 million for currency and interest rate swaps.

Liabilities	Fair Value Measurements December 31, 2010[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 53,302	$ -	$ 53,302	$ -
Currency and interest rate swaps	1,652	-	1,652	-
Total	$ 54,954	$ -	$ 54,954	$ -

[1] Represents the fair value of the referred liabilities, including their accrued interest presented on the Condense Balance Sheet under Accrued interest on borrowings of $456 million for borrowings and under Accrued interest and other charges of $24 million for currency and interest rate swaps.

The tables below show a reconciliation of the beginning and ending balances of all financial assets and financial liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three and six months ended June 30, 2011 and 2010 (in millions). In addition, the tables show the total gains and losses included in Net income as well as the amount of these gains and losses attributable to the change in unrealized gains and losses relating to assets and liabilities still held as of June 30, 2011 and 2010 (in millions) and a description of where these gains or losses are reported in the Condensed Statement of Income and Retained Earnings, as applicable.

Financial assets:

	Three months ended June 30,					
	2011			2010		
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Investments - Trading	Currency and Interest Rate Swaps	Total	Investments - Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of period	$ 105	$ -	$ 105	$ 106	$ -	$ 106
Total gains (losses) included in:						
Net income (loss)	2	-	2	19	-	19
Other comprehensive income (loss)	1	-	1	(5)	-	(5)
Settlements	(6)	-	(6)	(7)	-	(7)
Transfers out of Level 3	(7)	-	(7)	-	-	-
Balance, end of period	$ 95	$ -	$ 95	$ 113	$ -	$ 113
Total gains (losses) for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at the end of the period	$ 2	$ -	$ 2	$ 19	$ -	$ 19

	Six months ended June 30,					
	2011			2010		
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Investments - Trading	Currency and Interest Rate Swaps	Total	Investments - Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of period	$ 100	$ -	$ 100	$ 104	$ 20	$ 124
Total gains (losses) included in:						
Net income (loss)	14	-	14	28	-	28
Other comprehensive income (loss)	4	-	4	(8)	-	(8)
Settlements	(16)	-	(16)	(11)	-	(11)
Transfers out of Level 3	(7)	-	(7)	-	(20)	(20)
Balance, end of period	$ 95	$ -	$ 95	$ 113	$ -	$ 113
Total gains (losses) for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at the end of the period	$ 13	$ -	$ 13	$ 27	$ -	$ 27

Gains (losses) are included in the Condensed Statement of Income and Retained Earnings as follows (in millions):

	Three months ended June 30,			
	2011		2010	
	Total Gains (Losses) included in Net Income (Loss) for the Period	Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period	Total Gains (Losses) included in Net Income (Loss) for the Period	Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period
Income from investments	$ 2	$ 2	$ 19	$ 19
Total	$ 2	$ 2	$ 19	$ 19

	Six months ended June 30,			
	2011		2010	
	Total Gains (Losses) included in Net Income (Loss) for the Period	Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period	Total Gains (Losses) included in Net Income (Loss) for the Period	Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period
Income from investments	$ 14	$ 13	$ 28	$ 27
Total	$ 14	$ 13	$ 28	$ 27

Financial Liabilities:

	Three months ended June 30,					
	2011			2010		
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Borrowings Measured at Fair Value	Currency and Interest Rate Swaps	Total	Borrowings Measured at Fair Value	Currency and Interest Rate Swaps	Total
Balance, beginning of period	$ -	$ -	$ -	$ -	$ -	$ -
Transfers out of Level 3	-	-	-	-	-	-
Balance, end of period	$ -	$ -	$ -	$ -	$ -	$ -

	Six months ended June 30,					
	2011			2010		
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Borrowings Measured at Fair Value	Currency and Interest Rate Swaps	Total	Borrowings Measured at Fair Value	Currency and Interest Rate Swaps	Total
Balance, beginning of period	$ -	$ -	$ -	$ 282	$ 27	$ 309
Transfers out of Level 3	-	-	-	(282)	(27)	(309)
Balance, end of period	$ -	$ -	$ -	$ -	$ -	$ -

NOTE I – NET FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS

Net fair value adjustments on non-trading portfolios on the Condensed Statement of Income and Retained Earnings for the three and six months ended June 30, 2011 and 2010 comprise the following (in millions):

	Three months ended June 30,		Six months ended June 30,	
	2011	2010	2011	2010
Change in fair value of derivative instruments due to movements in:				
Exchange rates	$ 560	$ (856)	$ 725	$ (650)
Interest rates	320	249	(33)	428
Total change in fair value of derivatives	880	(607)	692	(222)
Change in fair value of borrowings due to movements in:				
Exchange rates	(552)	921	(814)	560
Interest rates	(553)	(1,008)	(149)	(1,214)
Total change in fair value of borrowings	(1,105)	(87)	(963)	(654)
Currency transaction gains (losses) on borrowings and loans at amortized cost	(13)	(66)	83	98
Amortization of borrowing and loan basis adjustments	-	-	-	1
Total	$ (238)	$ (760)	$ (188)	$ (777)

Net fair value losses on non-trading derivatives resulting from changes in interest rates were $33 million for the first six months of 2011. These losses were increased by fair value losses on borrowings of $149 million. The income volatility related to movements in interest rates, which amounted to a loss of $182 million for the six months period ended June 30, 2011, compared to a loss of $786 million for the same period last year, was primarily due to fair value losses on lending swaps ($104 million) and losses associated with changes in the Bank's credit spreads on the borrowing portfolio (approximately $127 million), which were partially offset by gains on equity duration swaps of $41 million.

The Bank's borrowings in non-functional currencies are fully swapped to functional currencies, thus protecting the Bank against fluctuations in exchange rates. During the first six months of 2011, exchange rate changes increased the value of borrowings and loans, resulting in a net loss of $731 million (2010 – net gain of $658 million), which was offset by a net gain from changes in the value of the borrowing and lending swaps of $725 million (2010 – net loss of $650 million).

NOTE J – BOARD OF GOVERNORS APPROVED TRANSFERS

As part of the Bank's general increase in resources currently underway, the Board of Governors agreed, in principle and subject to annual approvals by the Board of Governors and in accordance with the Agreement, to provide $200 million annually in transfers of Ordinary Capital income to the IDB Grant Facility, beginning in 2011 and through 2020. At its annual meeting in Calgary, Canada, in March 2011, the Board of Governors approved the $200 million transfer corresponding to 2011. Such transfers are recognized as an expense when approved by the Board of Governors and funded in accordance with the IDB Grant Facility funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Condensed Balance Sheet.

NOTE K – CAPITAL STOCK

On July 21, 2010, the Board of Governors agreed to vote on a Proposed Resolution that would provide for an increase of the Bank's Ordinary Capital resources in the amount of $70,000 million that would be subscribed to by Bank members in five annual installments, starting in 2011. Of this amount, $1,700 million would be in the form of paid-in capital and the remainder would represent callable capital.

Currently, member countries are voting to approve the resolution authorizing increases in the Bank's Ordinary Capital. Voting is to close by October 31, 2011, though the Board of Executive Directors has the authority to extend the deadline, if necessary. The resolution provides that the Bank's capital increase would be fully implemented through 2015, as the corresponding authorities in each of its member countries appropriate the necessary funds.

NOTE L – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has two defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank: the Staff Retirement Plan for international employees, and the Local Retirement Plan for national employees in the country offices. The Bank also provides health care and certain other benefits to retirees under the Postretirement Benefits Plan (PRBP).

CONTRIBUTIONS: All contributions are made in cash. Contributions from the Bank to the Plans and the PRBP during the first six months of 2011 were $46 million (2010 – $41 million). As of June 30, 2011, the estimate of contributions expected to be paid to the Plans and the PRBP during 2011 was $60 million and $34 million, respectively, the same amount disclosed in the December 31, 2010 financial statements. Contributions for 2010 were $55 million and $30 million, respectively.

PERIODIC BENEFIT COST: Net periodic benefit costs are allocated between the Ordinary Capital and the FSO in accordance with an allocation formula approved by the Board of Governors for administrative expenses and are included under Administrative expenses in the Condensed Statement of Income and Retained Earnings.

The following table summarizes the benefit costs associated with the Plans and the PRBP for the three and six months ended June 30, 2011 and 2010 (in millions):

	Pension Benefits			
	Three months ended June 30,		Six months ended June 30,	
	2011	2010	2011	2010
Service cost	$ 16	$ 14	$ 33	$ 28
Interest cost	38	36	75	72
Expected return on plan assets	(47)	(45)	(94)	(90)
Amortization of prior service cost	-	-	1	1
Net periodic benefit cost	$ 7	$ 5	$ 15	$ 11
Of which:				
ORC's share	$ 7	$ 6	$ 15	$ 11
FSO's share	$ -	$ -	$ -	$ -

	Postretirement Benefits			
	Three months ended June 30,		Six months ended June 30,	
	2011	2010	2011	2010
Service cost	$ 9	$ 8	$ 17	$ 15
Interest cost	19	17	37	34
Expected return on plan assets	(19)	(19)	(37)	(38)
Amortization of prior service cost	9	9	18	19
Net periodic benefit cost	$ 18	$ 15	$ 35	$ 30
Of which:				
ORC's share	$ 17	$ 15	$ 34	$ 29
FSO's share	$ 1	$ -	$ 1	$ 1

NOTE M – VARIABLE INTEREST ENTITIES

The Bank has identified loans and guarantees in VIEs in which it is not the primary beneficiary but in which it is deemed to hold significant variable interest at June 30, 2011. The majority of these VIEs do not involve securitizations or other types of structured financing. These VIEs are mainly: (i) investment funds, where the general partner or fund manager does not have substantive equity at risk; (ii) operating entities where the total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support; and (iii) entities where the operating activities are so narrowly defined by contracts (e.g. concession contracts) that equity investors are considered to lack decision making ability.

The Bank's involvement with these VIEs is limited to loans and guarantees, which are reflected as such in the Bank's financial statements. Based on the most recent available data from these VIEs, the size of the VIEs measured by total assets in which the Bank is deemed to hold significant variable interests totaled $3,238 million at June 30, 2011 ($6,058 million at December 31, 2010). The Bank's total loans and guarantees outstanding to these VIEs were $353 million and $104 million, respectively ($609 million and $157 million, respectively at December 31, 2010). Amounts committed not yet disbursed related to such loans and guarantees amounted to $5 million ($58 million at December 31, 2010), which combined with outstanding amounts results in a total Bank exposure of $462 million at June 30, 2011 ($824 million at December 31, 2010).

NOTE N – RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES

A reconciliation of Net income (loss) to Net cash provided by (used in) operating activities, as shown on the Condensed Statement of Cash Flows, is as follows (in millions):

	Six months ended June 30,	
	2011	2010
Net income (loss)	$ 240	$ (92)
Difference between amounts accrued and amounts paid or collected for:		
Loan income	3	15
Investment income	(31)	(73)
Net unrealized gain on trading investments	(123)	(191)
Interest and other costs of borrowings, after swaps	108	23
Administrative expenses, including depreciation	(3)	(13)
Special programs	(1)	5
Net fair value adjustments on non-trading portfolios	188	777
Transfer to the IDB Grant Facility	200	-
Net increase (decrease) in trading investments	3,102	(491)
Provision (credit) for loan and guarantee losses	(23)	38
Net cash provided by (used in) operating activities	$ 3,660	$ (2)
Supplemental disclosure of noncash activities		
Increase (decrease) resulting from exchange rate fluctuations:		
Trading investments	$ 194	$ (397)
Held-to-maturity investments	-	(247)
Loans outstanding	43	(29)
Borrowings	230	(443)
Receivable from members-net	(13)	207

NOTE O – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the six months ended June 30, 2011 and 2010, loans made to or guaranteed by four countries individually generated in excess of 10% of loan income, before swaps, as follows (in millions):

	Six months ended June 30,	
	2011	2010
Brazil	$ 209	$ 242
Mexico	187	133
Argentina	167	183
Colombia	107	117

NOTE P – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments:

Cash: The carrying amount reported in the Condensed Balance Sheet for cash approximates fair value.

Investments: Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flows.

Loans: The Bank is one of very few lenders of development loans to Latin American and Caribbean countries. The absence of a secondary market for development loans makes it difficult to estimate the fair value of the Bank's lending portfolio despite the flexibility offered by the fair value framework. The Bank continues to explore possible valuation tools to estimate the fair value of its lending portfolio without having to incur excessive costs.

Swaps: Fair values for interest rate and currency swaps are based on discounted cash flows or pricing models.

Borrowings: The fair values of borrowings are based on discounted cash flows or pricing models.

The following table presents the fair values of the financial instruments, along with the respective carrying amounts, as of June 30, 2011 and December 31, 2010 (in millions):

	2011 [1]		2010 [1]	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 187	$ 187	$ 242	$ 242
Investments - trading	13,889	13,889	16,394	16,394
Loans outstanding, net	63,882	N/A	63,342	N/A
Currency and interest rate swaps receivable				
Investments - trading	7	7	6	6
Loans	2	2	11	11
Borrowings	6,954	6,954	6,285	6,285
Others	12	12	1	1
Borrowings				
Short-term	1,439	1,439	30	30
Medium- and long-term:				
Measured at fair value	50,978	50,978	53,302	53,302
Measured at amortized cost	9,188	9,994	10,176	11,046
Currency and interest rate swaps payable				
Investments - trading	146	146	77	77
Loans	975	975	759	759
Borrowings	705	705	750	750
Others	37	37	66	66

N/A = Not available
[1] Includes accrued interest.

NOTE Q – SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 8, 2011, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank's Condensed Quarterly Financial Statements as of June 30, 2011.

File No. 83-1
Regulation IA
Rule 2 (a)



SECURITIES AND EXCHANGE COMMISSION
X-RAY

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended June 30, 2011
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales and purchases by the Bank of its primary obligations, all of which were of the Bank's ordinary capital.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of June 30, 2011, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.




SECURITIES AND EXCHANGE COM
X-RAY

August 8, 2011

File Desk
United States Securities
and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Sirs:

In accordance with your Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act, we enclose two (2) copies of the Periodic Report of the Inter-American Development Bank for the fiscal quarter ended June 30, 2011.

Very truly yours,

John Scott
General Counsel a.i.

Enclosures

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
INR	1,250,000,000	4.75	99.0325	7-Apr-2011	10-Jan-2014
BRL	35,000,000	9.50	102.6295	13-Apr-2011	6-Jan-2014
USD	10,000,000	Zero Coupon Callable	100.00	4-May-2011	4-May-2041
INR	750,000,000	4.75	98.855	5-May-2011	10-Jan-2014
CLP	6,500,000,000	6.00	102.85	11-May-2011	3-June-2013
BRL	30,000,000	9.50	104.1925	19-May-2011	6-Jan-2014
USD	10,000,000	Zero Coupon Callable	100.00	25-May-2011	25-May-2041
USD	10,000,000	Zero Coupon Callable	100.00	26-May-2011	26-May-2041
USD	80,000,000	4.535 Callable	100.00	1-June-2011	1-June-2041
USD	25,000,000	Zero Coupon Callable	100.00	1-June-2011	1-June-2041
USD	25,000,000	Zero Coupon Callable	100.00	8-June-2011	8-June-2041
CLP	5,000,000,000	6.00	103.15	9-June-2011	3-June-2013
USD	25,000,000	Zero Coupon Callable	100.00	15-June-2011	15-June-2041
USD	25,000,000	Zero Coupon Callable	100.00	16-June-2011	16-June-2041
IDR	20,000,000,000	6.00	102.6690	24-June-2011	17-Sep-2013

Purchases by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Original Borrowing Amount	Coupon (%)	Original Issue Date	Maturity Date	Re-Purchase Amount	Re-Purchase Settlement Date
JPY	21,000,000,000	Variable Rate (Formulaic)	24-Feb-2005	24-Feb-2020	5,000,000,000	5-Apr-2011
TRY	152,000,000	Zero Coupon	29-Nov-2009	26-Nov-2014	31,000,000	20-May-2011

Annex B

Inter-American Development Bank

Ordinary Capital



Management's Discussion and Analysis
and
Condensed Quarterly Financial Statements
June 30, 2011
(Unaudited)

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS
June 30, 2011

INTRODUCTION
The resources of the Inter-American Development Bank (the Bank) consist of the Ordinary Capital, the Fund for Special Operations, the Intermediate Financing Facility Account, and the IDB Grant Facility. All financial information provided in this Management's Discussion and Analysis refers to the Bank's Ordinary Capital.

This document should be read in conjunction with the Bank's Information Statement dated March 7, 2011, which includes the Ordinary Capital financial statements for the year ended December 31, 2010. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING
The financial statements are prepared in accordance with generally accepted accounting principles (GAAP). The preparation of such financial statements requires management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant accounting policies it uses to present the financial results in accordance with GAAP, for example the fair value of financial instruments, the determination of the loan loss allowance, and the determination of the projected benefit obligations, costs and funded status associated with the pension and postretirement benefit plans, involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank's borrowings and all swaps, including borrowing and lending swaps, are measured at fair value through income. The reported income volatility resulting from the non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank holds these instruments to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from the regular results of its operations. The Bank defines Income before Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers[1] as "Operating Income". Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers are reported separately in the Condensed Statement of Income and Retained Earnings.

ACCOUNTING DEVELOPMENTS: As described in Note B to the financial statements, in the first semester of 2011 the Financial Accounting Standards Board (FASB): (i) provided additional guidance to help creditors in determining whether a restructuring constitutes a troubled debt restructuring; (ii) issued converged fair value measurement guidance expanding certain disclosures about fair value measurements; and (iii) eliminated the current option to report other comprehensive income and its components in the statement of changes in equity, by requiring the presentation of items of net income and other comprehensive income in one continuous statement or in two separate but consecutive statements. None of these standards is expected to have a material effect on the Bank's financial condition or results of operations.

FINANCIAL HIGHLIGHTS
LENDING OPERATIONS: During the first six months of 2011, the Bank approved 27 loans totaling $1,543 million compared to 43 loans that totaled $2,442 million during the same period in 2010. There were two non-trade-related guarantees approved without sovereign counter-guarantee for $40 million (2010 – two for $53 million) and 90 trade-related guarantees were issued for a total of $195 million (2010 – 52 guarantees issued for a total of $78 million).

The portfolio of non-sovereign-guaranteed loans decreased to a level of $3,012 million compared to $3,224 million at December 31, 2010. The non-sovereign guarantees exposure increased $23 million to $694 million compared to $671 million the previous year. As of June 30, 2011, 5.8% of the outstanding loans and guarantees exposure was non-sovereign-guaranteed, compared to 6.1% at December 31, 2010.

For 2011, the Board of Executive Directors approved a lending spread of 0.80%, a credit commission of 0.25% and no supervision and inspection fee, compared to a lending spread of 0.95%, a credit commission of 0.25% and no supervision and inspection fee in 2010.

BORROWING OPERATIONS: During the first six months of the year, the Bank issued bonds for a total face amount of $1,098 million (2010 – $9,807 million) that generated proceeds of $1,098 million (2010 – $8,902 million), representing decreases of $8,709 million and $7,804 million, respectively, compared to the same period last year. The average life of new issues was 3.7 years (2010 – 5.2 years). The decrease in borrowing operations was mainly due to the positive impact on the Bank's liquidity levels of the conversion to United States dollars of $2,894 million in December 2010 of non-borrowing member currency holdings subject to maintenance of value and lower debt redemptions.

FINANCIAL RESULTS: Operating Income during the first six months of 2011 was $628 million, compared to $685 million for the same period last year, a decrease of $57 million. This decrease was mainly due to lower net investment gains of $98 million and an increase in net non-interest expense of $23 million, partially offset by a decrease in the provision for loan and guarantee losses of $61 million.

During the six months ended June 30, 2011, the trading investments portfolio experienced net mark-to-market gains of $159 million, compared to $262 million experienced

[1] References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

during the six months ended June 30, 2010. The trading investments portfolio's net interest income, which excludes realized and unrealized investment gains and losses, added income of $30 million during the first six months of the year compared to $35 million during the same period in 2010.

With the election of the fair value option for a substantial number of the borrowings in 2008, the changes in fair value of the borrowing swaps are significantly offset by the changes in fair value of the associated borrowings. However, income volatility still results from changes in the Bank's credit spreads and swap basis spreads, which affect the valuation of borrowings and swaps, respectively, changes in fair value of equity duration swaps, and the changes in fair value of lending swaps. The changes in fair value of lending swaps are not offset by corresponding changes in fair value of loans, as all the Bank's loans are recorded at amortized cost. To reduce the income volatility resulting from these financial instruments, effective January 1, 2011, the Bank modified its borrowing fair value option policy, addressing income volatility on a financial instruments portfolio basis rather than on an instrument-by-instrument basis. Net fair value adjustments on non-trading portfolios for the six months ended June 30, 2011 amounted to a loss of $188 million, compared to a loss of $777 million for the same period last year. Fair value losses on lending swaps of $104 million and losses associated with changes in the Bank's credit spreads on the borrowing portfolio (approximately $127 million), were partially offset by gains on equity duration swaps of $41 million. (See Note I to the Condensed Quarterly Financial Statements for further discussion on changes in fair value on non-trading portfolios).

CAPITALIZATION: To enhance the Bank's financial capacity following its response to the global economic crisis, the Board of Governors, on July 21, 2010, agreed to vote on a Proposed Resolution that would provide for the ninth general increase in the Bank's Ordinary Capital resources of $70,000 million that would be subscribed to by Bank members in five annual installments, starting in 2011. Of this amount, $1,700 million would be in the form of paid-in ordinary capital stock and the remainder would represent callable capital stock.

Currently, member countries are voting to approve the resolution authorizing increases in the Bank's Ordinary Capital. Voting is to close by October 31, 2011, though the Board of Executive Directors has the authority to extend the deadline, if necessary. The resolution provides that the Bank's capital increase would be fully implemented through 2015, as the corresponding authorities in each of its member countries appropriate the necessary funds.

Despite the increased lending in response to the global financial crisis, the Bank's capital adequacy position remains strong, as determined by its capital adequacy policy. The capital adequacy framework provides rules that support the determination of capital requirements for credit and market risk, as well as operational risk.

The Total Equity-to-Loans Ratio (TELR) at June 30, 2011 was 33.7% compared to 33.4% at the end of last year (See Table 1).

ASSET AND LIABILITY MANAGEMENT: In 2010, the Board of Executive Directors approved the conversion of approximately $3,200 million of non-borrowing member country currency holdings subject to maintenance of value to United States dollars. Conversions were carried out in December 2010 and May 2011. Settlement of these amounts would be made upon consultation with each member country subject to the terms of the Bank's Charter. As a result, during the second quarter of 2011, the Bank made payments of $243 million to non-borrowing member countries as settlement of maintenance of value obligations.

As part of the asset/liability management policy, starting in 2010 it has been the Bank's policy to convert all non-US dollar equity to United States dollars; as a result, net currency translation adjustments have been substantially reduced to a level of $1 million net losses in the first semester of 2011, compared to net losses of $55 million for the same period in 2010.

Box 1: Selected Financial Data

(Amounts expressed in millions of United States dollars)

	Six months ended June 30, 2011	Six months ended June 30, 2010	Year ended December 31, 2010
Lending Summary			
Loans and guarantees approved [1]	$ 1,583	$ 2,495	$ 12,136
Undisbursed portion of approved loans	20,834	21,129	22,357
Gross loan disbursements	2,728	2,413	10,341
Net loan disbursements [2]	368	178	4,743
Income Statement Data			
Operating income	$ 628	$ 685	$ 1,252
Net fair value adjustments on non-trading portfolios	(188)	(777)	(850)
Board of Governors approved transfers	(200)	-	(72)
Net income (loss)	240	(92)	330
Returns and Costs, after swaps			
Return on average loans outstanding	2.80%	3.16%	3.12%
Return on average liquid investments [3]	2.64%	3.85%	3.37%
Average cost of borrowings outstanding during the period	0.83%	0.96%	0.96%
	June 30, 2011	**June 30, 2010**	**December 31, 2010**
Balance Sheet Data			
Cash and investments-net [4], after swaps	$ 13,758	$ 20,018	$ 16,585
Loans outstanding [5]	63,533	58,219	63,007
Borrowings outstanding [6], after swaps	55,284	57,277	57,874
Equity	21,199	20,526	20,960
Total Equity[7]-to-Loans [8] Ratio	33.7%	35.2%	33.4%

[1] Excludes guarantees issued under the Trade Facilitation Program.
[2] Includes gross loan disbursements less principal repayments.
[3] Geometrically-linked time-weighted returns.
[4] Net of Payable for investment securities purchased and cash collateral received and receivable for investment securities sold.
[5] Excludes lending swaps in a net liability position of $878 million as of June 30, 2011 (2010 - $836 million) and $655 million as of December 31, 2010.
[6] Net of premium/discount.
[7] "Total Equity" is defined as Paid-in capital stock, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local currency cash balances, net receivable from members (but not net payable to members) and the cumulative effects of Net fair value adjustments on non-trading portfolios.
[8] Includes loans outstanding and net guarantee exposure.

CAPITAL ADEQUACY

The capital adequacy framework consists of a policy on capital adequacy and systems that support the determination of capital requirements for credit and market risk in both the Bank's lending and treasury operations. In addition, the policy includes capital requirements for operational risk.

The capital adequacy policy allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, and to make flexible adjustments to changing market conditions. Specific risk limits in terms of capital requirements for investments and derivatives are included that enable Management to design more efficient funding and investment strategies following the risk tolerance established by the Board of Executive Directors. As determined under the policy, the Bank is well capitalized.

Table 1 presents the composition of the TELR as of June 30, 2011 and December 31, 2010. It shows that the TELR increased from 33.4% to 33.7% mainly due to an increase in Total Equity, partially compensated by higher loans outstanding and net guarantee exposure.

Table 1: TOTAL EQUITY-TO-LOANS RATIO
(Amounts expressed in millions of United States dollars)

	June 30, 2011	December 31, 2010
Equity		
Paid-in capital stock	$ 4,339	$ 4,339
Retained earnings:		
General reserve [1]	14,294	14,055
Special reserve [1]	2,566	2,566
	21,199	20,960
Plus:		
Allowances for loan and guarantee losses	149	172
Minus:		
Borrowing countries' local currency cash balances	132	136
Net receivable from members	53	-
Cumulative net fair value adjustments on non-trading portfolios	(509)	(322)
Total Equity	$ 21,672	$ 21,318
Loans outstanding and net guarantee exposure	$ 64,279	$ 63,731
Total Equity-to-Loans Ratio	33.7%	33.4%

[1] Includes Accumulated other comprehensive income.

CONDENSED BALANCE SHEET

LOAN PORTFOLIO: The Bank offers loans and guarantees to its borrowing member countries to help meet their development needs. In addition, under certain conditions and subject to certain limits, the Bank may make loans and guarantees without a sovereign guarantee (i) in all economic sectors, and (ii) directly to private sector or sub-national entities carrying out projects in borrowing member countries. The Bank also lends to other development institutions without sovereign guarantee. Non-sovereign guaranteed operations are currently capped to an amount such that risk capital requirements for such operations do not exceed 20% of Total Equity[2,3].

The loan portfolio is the Bank's principal earning asset of which, at June 30, 2011, 95% was sovereign-guaranteed. At June 30, 2011, the total volume of outstanding loans was $63,533 million, compared with $63,007 million as of December 31, 2010. The increase in the loan portfolio was mostly due to a higher level of loan disbursements ($2,728 million) than collections ($2,360 million), and positive currency translation adjustments ($157 million).

As of June 30, 2011, 5.8% of the outstanding loans and guarantees exposure was non-sovereign-guaranteed compared to 6.1% at December 31, 2010. The non-sovereign guaranteed loan portfolio totaled $3,012 million, compared to $3,224 million as of December 31, 2010.

INVESTMENT PORTFOLIO: The Bank's investment portfolio is mostly comprised of highly-rated debt securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs. Net investment levels, after swaps, decreased $2,749 million during the first six months of 2011, mainly resulting from net cash outflows from borrowings ($3,073 million), net loan disbursements ($368 million), and payments of maintenance of value to members ($243 million), partially offset by net cash inflows from operating activities ($558 million), mark-to-market gains ($159 million), and positive currency translation adjustments ($194 million).

BORROWING PORTFOLIO: The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, decreased $2,590 million compared with December 31, 2010, primarily due to a smaller amount of new borrowings than maturities ($3,073 million) and a net decrease in the fair value of borrowings and related swaps ($37 million), partially offset by the accretion of discount on borrowings ($289 million), and currency translation adjustments ($230 million).

EQUITY: Equity at June 30, 2011 was $21,199 million, an increase of $239 million from December 31, 2010, reflecting the net income of the period.

RESULTS OF OPERATIONS

Table 2 shows a breakdown of Operating Income. For the six months ended June 30, 2011, Operating Income was $628 million compared to $685 million for the same period last year, a decrease of $57 million. This decrease was mainly due to lower net investment gains and an increase in non-interest expense, partially offset by a decrease in the provision for loan and guarantee losses.

[2] As of March 31, 2011, the date of the latest quarterly report to the Board of Executive Directors, the risk capital requirements of non-sovereign-guaranteed operations was $1,077 million, or 5% of Total Equity.

[3] Effective January 1, 2013, limitations on non-sovereign-guaranteed operations will be established by the Board of Executive Directors, subject to the Bank's Non-Sovereign-Guaranteed Business Plan and capital adequacy policy.

The Bank had net interest income of $710 million during the first semester of 2011, compared to $707 million for the same period last year. The increase was substantially due to a slight net reduction of net interest income from loans. The lending spread on most of the Bank's loans decreased from 0.95% in 2010 to 0.80% in 2011, which was partially compensated by an increase in the average loan balance of $4,768 million. The effect of this decrease was offset by an increase in the income contribution of the portion of the portfolio funded with equity.

The Bank's trading investments portfolio contributed net mark-to-market gains of $159 million during the period, compared to $262 million for the same period in 2010, a decrease of $103 million, mostly due to a slowdown in the recovery of the financial markets.

Table 2: OPERATING INCOME
(Expressed in millions of United States dollars)

	Six months ended June 30,	
	2011	**2010**
Loan interest income	$ 845	$ 883
Investment interest income	48	93
Other interest income	51	-
	944	976
Less:		
Borrowing expenses	234	269
Net interest income	710	707
Other loan income	27	27
Net investment gains	159	257
Other expenses:		
(Credit) provision for loan and guarantee losses	(23)	38
Net non-interest expense	291	268
Total	268	306
Operating Income	$ 628	$ 685

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective financial returns and costs for the six months ended June 30, 2011 and 2010 and the year ended December 31, 2010 are shown in Table 3.

Table 3: ASSET/LIABILITY PORTFOLIOS AND FINANCIAL RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	Six months ended June 30, 2011		Six months ended June 30, 2010		Year ended December 31, 2010	
	Average balance	Return/Cost %	Average balance	Return/Cost %	Average balance	Return/Cost %
Loans (1)	$ 62,767	2.71	$ 57,999	3.08	$ 58,732	3.01
Liquid investments (2)(3)	15,648	2.64	18,786	3.85	19,631	3.37
Total earning assets	$ 78,415	2.70	$ 76,785	3.27	$ 78,363	3.10
Borrowings	$ 56,677	0.83	$ 56,700	0.96	$ 57,555	0.96
Net interest margin (4)		1.83		1.86		1.79

(1) Excludes loan fees.
(2) Geometrically-linked time-weighted returns.
(3) Includes gains and losses.
(4) Represents net interest income as a percent of average earning assets.

COMMITMENTS

GUARANTEES: The Bank makes partial non-trade related guarantees with or without a sovereign counter-guarantee. In addition, the Bank provides credit guarantees without sovereign counter-guarantee for trade-finance transactions under its Trade Finance Facilitation Program. During the six months ended June 30, 2011, there were two non-trade-related guarantees approved without sovereign counter-guarantee for $40

million (2010 – two for $53 million). Also, the Bank issued 90 trade-related guarantees for a total of $195 million (2010 – 52 guarantees issued for a total of $78 million).

CONTRACTUAL OBLIGATIONS: The Bank's most significant contractual obligations relate to undisbursed loans and the repayment of borrowings. At June 30, 2011, undisbursed loans amounted to $20,834 million and the average maturity of the medium- and long-term borrowing portfolio, after swaps, was 4.7 years with contractual maturity dates through 2041[4].

LIQUIDITY MANAGEMENT

The second quarter of 2011 was marked by growing market concerns regarding the strength of the economic recovery in the United States, the financial stability of various European countries, and the ongoing impact from the devastating earthquake in Japan and geopolitical risks in the Middle East and North Africa.

Exposure to structured assets was further reduced through repayments at par. Valuations on the remaining portfolio continue to be impacted by market factors, such as uneven liquidity, rating agency actions, and the prices at which actual transactions occur. The Bank continues to maximize, where possible, the use of the market inputs in the valuation of its investments, including external pricing services, independent dealer prices, and observable market yield curves.

During the six months ended June 30, 2011, the Bank recognized $159 million of mark-to-market gains in its trading investments portfolio (2010 – $262 million). These investment gains substantially relate to further recoveries in the $2,705 million asset-backed and mortgage-backed securities portion of the portfolio. Although liquidity for this portion of the portfolio remains limited and valuations continue to be highly discounted, as of June 30, 2011, 25% is still rated AAA and 76% is rated investment grade compared to 38% and 78% respectively, at December 31, 2010. The reduction in AAA holdings came mainly as a result of downgrades into other investment grade categories as well as repayments at par. Except for a *de minimis* amount of principal losses during the period, the portfolio continued to perform. In addition, during the first six months of the year, the Bank's holdings of these securities were further reduced mainly by repayments at par of $503 million (2010 - $565 million).

Table 4 shows a breakdown of the trading investments portfolio at June 30, 2011 and December 31, 2010, by major security class, together with unrealized gains and losses included in Income from Investments – Net gains on securities held at the end of the respective period.

Table 4: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS
(Expressed in millions of United States dollars)

	June 30, 2011		December 31, 2010	
	Fair Value (1)	Unrealized Gains (Losses) (2)	Fair Value (1)	Unrealized Gains (Losses) (2)
Obligations of the United States Government and its corporations and agencies	$ 536	$ -	$ 822	$ -
U.S. government-sponsored enterprises	594	3	505	(7)
Obligations of non-U.S. governments and agencies	6,604	15	7,045	8
Bank obligations	3,450	4	5,054	(10)
Mortgage-backed securities	**1,738**	**41**	**1,925**	**165**
U.S. residential	539	2	573	87
Non-U.S. residential	708	5	875	21
U.S. commercial	188	15	182	44
Non-U.S. commercial	303	19	295	13
Asset-backed securities	**967**	**60**	**1,043**	**106**
Collateralized loan obligations	603	40	633	64
Other collateralized debt obligations	166	17	152	30
Other asset-backed securities	198	3	258	12
Total trading investments	$ 13,889	$ 123	$ 16,394	$ 262

(1) Includes accrued interest of $29 million at June 30, 2011 and $38 million at December 31, 2010, presented in the Condensed Balance Sheet under Accrued interest and other charges.

(2) Represents unrealized gains and losses included in Income from Investments-Net gains for the corresponding period.

4 The maturity structure of medium- and long-term borrowings outstanding at the end of 2010 is presented in Appendix I-4 to the December 31, 2010 financial statements.

COMERCIAL CREDIT RISK

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or swap counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. In accordance with its conservative risk policies, the Bank will only invest in high quality debt instruments issued by governments, government agencies, multilateral organizations, financial institutions, and corporate entities, including asset-backed securities.

Table 5 provides details of the estimated credit exposure on the Bank's investment and swap portfolios, net of collateral held, by counterparty rating category. As of June 30, 2011, the credit exposure amounted to $14,317 million, compared to $17,138 million as of December 31, 2010. The credit quality of the portfolios continues to be high, as 86.2% of the counterparties are rated AAA and AA, 7.1% are rated A, 2.1% are rated BBB, and 4.6% are rated below BBB, compared to 90.6%, 4.2%, 1.4% and 3.8%, respectively, at December 31, 2010.

Table 5: Credit Exposure, Net of Collateral Held, by Counterparty Rating Category
(Amounts expressed in millions of United States dollars)

	June 30, 2011					
	Investments				Total Exposure on	
Counterparty rating	Governments and Agencies	Banks	ABS and MBS	Net Swap Exposure	Investments and Swaps	% of Total
AAA [1]	$ 5,866	$ 250	$ 664	$ -	$ 6,780	47.4%
AA	1,491	2,758	789	520	5,558	38.8%
A	238	446	298	38	1,020	7.1%
BBB	-	-	300	-	300	2.1%
BB	-	-	105	-	105	0.7%
B	-	-	198	-	198	1.4%
CCC	-	-	230	-	230	1.6%
CC and below	-	-	126	-	126	0.9%
Total	$ 7,595	$ 3,454	$ 2,710	$ 558	$ 14,317	100.0%

[1] Includes $909 million of Governments and agencies rated A1+, the highest short-term rating.

	December 31, 2010					
	Investments				Total Exposure on	
Counterparty rating	Governments and Agencies	Banks	ABS and MBS	Net Swap Exposure	Investments and Swaps	% of Total
AAA [1]	$ 6,564	$ 973	$ 1,138	$ -	$8,675	50.6%
AA	1,832	3,568	803	644	6,847	40.0%
A	13	521	140	52	726	4.2%
BBB	-	81	154	-	235	1.4%
BB	-	-	194	-	194	1.1%
B	-	-	92	-	92	0.5%
CCC	-	-	240	-	240	1.4%
CC and below	-	-	129	-	129	0.8%
Total	$ 8,409	$ 5,143	$ 2,890	$ 696	$ 17,138	100.0%

[1] Includes $1,896 million of Governments and agencies rated A1+, the highest short-term rating.

OTHER DEVELOPMENTS

FINANCIAL REFORM - THE DODD-FRANK WALL STREET REFORM AND CONSUMER PROTECTION ACT: On July 21, 2010, the President of the United States of America signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Bank continues assessing the impact of this financial regulatory reform on its operations.

Condensed Quarterly Financial Statements (Unaudited)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET
(Expressed in millions of United States dollars)

	June 30 2011		December 31, 2010	
	(Unaudited)			
ASSETS				
Cash and investments				
Cash - Note P	$ 187		$ 242	
Investments - Trading - Notes C, G, H and P	13,860	$ 14,047	16,356	$ 16,598
Loans outstanding - Notes D and E	63,533		63,007	
Allowance for loan losses	(129)	63,404	(145)	62,862
Accrued interest and other charges		886		865
Receivable from members		347		378
Currency and interest rate swaps - Notes G, H, I and P				
Investments - trading	4		7	
Loans	20		38	
Borrowings	6,532		5,887	
Other	10	6,566	-	5,932
Other assets		570		582
Total assets		$ 85,820		$ 87,217
LIABILITIES AND EQUITY				
Liabilities				
Borrowings - Notes F, G, H, I and P				
Short-term	$ 1,439		$ 30	
Medium- and long-term:				
Measured at fair value	50,510		52,846	
Measured at amortized cost	9,101	$61,050	10,077	$ 62,953
Currency and interest rate swaps - Notes G, H, I and P				
Investments - trading	126		55	
Loans	898		693	
Borrowings	766		808	
Other	42	1,832	72	1,628
Payable for investment securities purchased and cash collateral received		167		13
Amounts payable to maintain value of currency holdings		294		535
Due to IDB Grant Facility - Note J		272		72
Accrued interest on borrowings		555		555
Other liabilities		451		501
Total liabilities		64,621		66,257
Equity				
Capital stock - Note K				
Subscribed 8,702,335 shares	104,980		104,980	
Less callable portion	(100,641)		(100,641)	
Paid-in capital stock	4,339		4,339	
Retained earnings	16,011		15,771	
Accumulated other comprehensive income	849	21,199	850	20,960
Total liabilities and equity		$ 85,820		$ 87,217

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS
(Expressed in millions of United States dollars)

	Three months ended June 30,		Six months ended June 30,	
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)	
Income				
Loans, after swaps - Notes D and G	$ 449	$ 456	$ 872	$ 910
Investments - Note C				
Interest	24	45	48	93
Net gains	30	63	159	257
Other interest income	26	-	51	-
Other	1	5	10	14
Total income	530	569	1,140	1,274
Expenses				
Borrowing expenses, after swaps - Notes F and G	104	124	234	269
Provision (credit) for loan and guarantee losses - Note E	(25)	12	(23)	38
Administrative expenses	147	136	275	259
Special programs	16	16	26	23
Total expenses	242	288	512	589
Income before Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers	288	281	628	685
Net fair value adjustments on non-trading portfolios - Notes F, G and I	(238)	(760)	(188)	(777)
Board of Governors approved transfers - Note J	-	-	(200)	-
Net income (loss)	50	(479)	240	(92)
Retained earnings, beginning of period	15,487	15,828	15,771	15,441
Retained earnings, end of period	$15,537	$ 15,349	$16,011	$ 15,349

CONDENSED STATEMENT OF COMPREHENSIVE INCOME
(Expressed in millions of United States dollars)

	Three months ended June 30,		Six months ended June 30,	
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)	
Net income (loss)	$ 50	$ (479)	$ 240	$ (92)
Other comprehensive income (loss)				
Translation adjustments	(1)	(27)	(1)	(55)
Total other comprehensive income (loss)	(1)	(27)	(1)	(55)
Comprehensive income (loss)	$ 49	$ (506)	$ 239	$ (147)

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS
(Expressed in millions of United States dollars)

	Six months ended June 30	
	2011	**2010**
	(Unaudited)	
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	**$ (2,728)**	$ (2,413)
Loan collections (net of participations)	**2,360**	2,235
Net cash used in lending activities	**(368)**	(178)
Gross purchases of held-to-maturity investments	**-**	(2,989)
Gross proceeds from maturities of held-to-maturity investments	**-**	3,217
Miscellaneous assets and liabilities	**(75)**	(99)
Net cash used in lending and investing activities	**(443)**	(49)
Cash flows from financing activities		
Medium- and long-term borrowings:		
Proceeds from issuance	**1,219**	8,776
Repayments	**(5,701)**	(7,563)
Short-term borrowings, net	**1,409**	(1,239)
Cash collateral received	**24**	3
Collections of receivable from members	**19**	4
Payments of maintenance of value to members	**(243)**	-
Net cash used in financing activities	**(3,273)**	(19)
Cash flows from operating activities		
Gross purchases of trading investments	**(9,548)**	(17,305)
Gross proceeds from sale or maturity of trading investments	**12,650**	16,814
Loan income collections, after swaps	**875**	925
Interest and other costs of borrowings, after swaps	**(126)**	(246)
Income from investments	**53**	87
Other interest income	**51**	-
Other income	**10**	13
Administrative expenses	**(278)**	(271)
Special programs	**(27)**	(19)
Net cash provided by (used in) operating activities	**3,660**	(2)
Effect of exchange rate fluctuations on cash	**1**	(6)
Net decrease in cash	**(55)**	(76)
Cash, beginning of year	**242**	242
Cash, end of period	**$ 187**	$ 166

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO THE CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO), the Intermediate Financing Facility Account, and the IDB Grant Facility. Unless otherwise indicated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Ordinary Capital. The Condensed Quarterly Financial Statements should be read in conjunction with the December 31, 2010 financial statements and notes therein. Management believes that the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (GAAP). The results of operations for the first six months of the current year are not necessarily indicative of the results that may be expected for the full year.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with GAAP. The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been made in the valuation of certain financing instruments, the determination of the adequacy of the allowances for loan and guarantee losses, and the determination of the projected benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and the funded status and net periodic benefit cost associated with these plans.

New accounting pronouncements
The Financial Accounting Standards Board (FASB) issued the following Accounting Standard Updates (ASU) relevant to the Bank during the semester ended June 30, 2011:

ASU No. 2011-02 Receivables (Topic 310), A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring, which provides additional guidance in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. ASU 2011-02 is effective for the Bank as of September 30, 2011 and it will not have a material impact on the Bank's financial condition or results of operations.

ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The ASU expands existing disclosure requirements for fair value measurements to achieve common disclosure requirements with international standards. ASU No. 2011-04 is effective for the Bank as of March 31, 2012. The applicable guidance and the related relevant disclosures required by the new standard are not expected to have a material impact on the Bank's financial condition or results of operations.

ASU No. 2011-05, Comprehensive Income (Topic 220), eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. This standard allows reporting entities to elect presenting items of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. In either case, the statement(s) would need to be presented with equal prominence as the other primary financial statements. The new requirements are effective for the Bank as of March 31, 2012.

NOTE C – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government, agency, corporate, and bank obligations, asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

For government and agency obligations, including securities issued by an instrumentality of a government or any other official entity, the Bank's policy is to invest in obligations issued or unconditionally guaranteed by governments of certain countries with a minimum credit quality equivalent to a AA- rating (agency asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). Obligations issued by multilateral organizations require a credit quality equivalent to a AAA rating. In addition, the Bank invests in bank obligations issued or guaranteed by an entity with a senior debt securities rating of at least A+, and in corporate entities with a minimum credit quality equivalent to a AA- rating (asset-backed, and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, provided that they carry only the highest short-term credit ratings.

Net unrealized gains of $123 million on trading portfolio instruments held at June 30, 2011 compared to $190 million at June 30, 2010, were included in Income from investments-Net gains. Unrealized gains and losses recognized are substantially related to the asset-backed and mortgage-backed securities portion of the trading investments portfolio, which at June 30, 2011 amounted to $2,705 million ($3,391 million at June 30, 2010).

The rate of recovery in the investments portfolio slowed down in the second quarter of 2011 due to weakening economic indicators and growing concerns regarding the financial stability of various European countries, which affected credit markets generally. Valuations on the asset-backed and mortgage-backed portion of the portfolio continue to be impacted by market factors, such as uneven liquidity, rating agency actions, and the prices at which actual transactions occur. The Bank continues to maximize, where possible, the use of market inputs in the valuation of its investments, including external pricing services, independent dealer prices, and observable market yield curves.

A summary of the trading investments portfolio at June 30, 2011 and December 31, 2010 is shown in Note H – "Fair Value Measurements".

NOTE D – LOANS AND GUARANTEES

LOAN CHARGES: For 2011, the Board of Executive Directors approved a lending spread of 0.80%, a credit commission of 0.25%, and no supervision and inspection fee. These charges apply to sovereign-guaranteed loans, excluding emergency loans and loans under the Liquidity Program, comprising approximately 94% of the loan portfolio, and are subject to annual review and approval by the Board of Executive Directors.

GUARANTEES: During the six months ended June 30, 2011, there were two non-trade-related guarantees approved without sovereign counter-guarantee for $40 million (2010 – two for $53 million). As of June 30, 2011, the Bank had approved, net of cancellations and maturities, non-trade related guarantees without sovereign counter-guarantees of $1,180 million ($1,179 million as of December 31, 2010). In addition, the Bank has approved a guarantee with sovereign counter-guarantee of $60 million.

Under its non-sovereign-guaranteed Trade Finance Facilitation Program (TFFP), in addition to direct loans, the Bank provides credit guarantees on short-term trade related transactions. The TFFP authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1,000 million outstanding at any time. During the first six months of the year, the Bank issued 90 guarantees for a total of $195 million under this program (2010 – 52 guarantees for a total of $78 million).

At June 30, 2011, guarantees of $828 million ($814 million at December 31, 2010), including $218 million issued under the TFFP ($153 million at December 31, 2010), were outstanding and subject to call. This amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. An amount of $43 million ($45 million at December 31, 2010) of guarantees outstanding has been re-insured to reduce the Bank's exposure. Outstanding guarantees have remaining maturities ranging from 4 to 14 years, except for trade related guarantees that have maturities of up to three years. No guarantees provided by the Bank have ever been called.

At June 30, 2011 and December 31, 2010, the Bank's exposure on guarantees without sovereign counter-guarantee, net of reinsurance, amounted to $694 million and $671 million, respectively, and was classified as follows (in millions):

Internal Credit Risk Classification	June 30, 2011	December 31, 2010
Excellent	$ 115	$ 115
Very Strong	106	95
Strong	70	58
Satisfactory	305	17
Fair	9	253
Weak	70	118
Possible loss	19	15
Total	$ 694	$ 671

NOTE E – CREDIT RISK FROM LOAN PORTFOLIO

The loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/or interest on one or more of its loans according to the agreed-upon terms. The loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

The Bank manages two principal sources of credit risk from its loan activities: sovereign-guaranteed loans and non-sovereign-guaranteed loans. Approximately 95% of the loans are sovereign-guaranteed.

SOVEREIGN-GUARANTEED LOANS: When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank.

For the Bank, the likelihood of experiencing a credit event in its sovereign-guaranteed loan portfolio is different than commercial lenders. The Bank does not renegotiate or reschedule its sovereign-guaranteed loans and historically has always received full principal and interest due at the resolution of a sovereign credit event. Accordingly, the probabilities of default to the Bank assigned to each country are adjusted to reflect the Bank's expectation of full recovery of all its sovereign-guaranteed loans. However, even with full repayment of principal and interest at the end of a credit event, the Bank suffers an economic loss from not charging interest on overdue interest while the credit event lasts.

The credit quality of the sovereign-guaranteed loan portfolio as of June 30, 2011 and December 31, 2010, as represented by the long-term foreign credit rating assigned to each borrower country by Standard & Poor's (S&P), is as follows (in millions):

Country Ratings	June 30, 2011	December 31, 2010
A	$ 1,048	$ 1,085
BBB	35,295	28,400
BB	7,529	13,950
B	16,481	16,194
CCC	168	154
Total	$ 60,521	$ 59,783

The ratings presented above have been updated as of June 30, 2011 and December 31, 2010, respectively.

NON-SOVEREIGN-GUARANTEED LOANS: The Bank does not benefit from full sovereign guarantees when lending to non-sovereign-guaranteed borrowers. Risk and performance for these loans are evaluated by scoring the individual risk factors under each of the borrower and transaction dimensions. The major risk factors evaluated at the transaction level consider the priority that the loans made by the Bank have in relation to other obligations of the borrower; the type of security collateralizing the agreement; and the nature and extent of the covenants that the borrower must comply. The major credit risk factors considered at the borrower level may be grouped into three major categories: political risk, commercial or project risk, and financial risk.

The country rating is considered a proxy of the impact of the macro-economic environment on the ability of the borrower to reimburse the Bank and as such, it is considered a ceiling for the transaction dimension risk rating. The credit quality of the non-sovereign-guaranteed loan portfolio as of June 30, 2011 and December 31, 2010, excluding loans to other development institutions, as represented by the Bank's internal credit risk classification system, is as follows (in millions):

	Outstanding balance at		
Risk Classification	June 30, 2011	December 31, 2010	S&P/Moody's Rating Equivalent
Excellent	$ 115	$ 215	BBB- /Baa3 or higher
Very Strong	1,044	1,059	BB+/Ba1
Strong	853	823	BB/Ba2
Satisfactory	289	312	BB-/Ba3
Fair	162	163	B+/B1
Weak	137	261	B/B2
Possible Loss	131	62	B-/B3
Impaired	100	140	CCC-D/Caa-D
Total	$ 2,831	$ 3,035	

In addition, as of June 30, 2011, the Bank has loans to other development institutions of $181 million (2010 – $189 million), which are rated AAA, A+ and A-.

Past due and Non-accrual loans

As of June 30, 2011, there were no loans considered past due and non-sovereign-guaranteed loans with outstanding balances of $100 million ($92 million at December 31, 2010) were in non-accrual status.

Impaired loans

The Bank has non-sovereign-guaranteed loans with outstanding balances of $100 million classified as impaired at June 30, 2011. All impaired loans have specific allowances for loan losses amounting to $46 million ($55 million at December 31, 2010).

The following table provides financial information related to impaired loans as of June 30, 2011 and December 31, 2010 (in millions):

	June 30, 2011	December 31, 2010
Recorded investment at end of period	$ 100	$ 140
Average recorded investment during the period	136	128

In addition, a summary of financial information related to impaired loans affecting the results of operations for the three and six months ended June 30, 2011 and 2010 is as follows (in millions):

	Three months ended June 30,	
	2011	2010
Loan income recognized	$ -	$ 1
Loan income that would have been recognized on an accrual basis during the period	1	2

	Six months ended June 30,	
	2011	2010
Loan income recognized	$ 2	$ 2
Loan income that would have been recognized on an accrual basis during the period	4	3

Allowance for Loan and Guarantee Losses

SOVEREIGN-GUARANTEED PORTFOLIO: A collective evaluation of collectibility is performed for sovereign-guaranteed loans and guarantees. The performance of said portfolio has been excellent, particularly given the market credit ratings of many of the Bank's borrowing countries. However, in the past the Bank has experienced delays in the receipt of debt service payments, sometimes for more than six months. Since the Bank does not charge interest on missed interest payments for these loans, such delay in debt service payments is viewed as a potential impairment as the timing of the cash flows are not met in accordance with the terms of the loan contract.

NON-SOVEREIGN-GUARANTEED PORTFOLIO: For non-sovereign-guaranteed loans and guarantees, a collective loss allowance is determined based on the Bank's internal credit risk classification system. The first step in the calculation of the collective loan and guarantee loss allowance is the estimation of an expected rate of transition of projects from non-impaired risk categories to the impaired/default category. This impairment/default rate is applied to each risk category. Transitions of debt instruments from various risk categories

to impairment/default status are modeled utilizing worldwide non-sovereign data gathered from the documented experience of rated non-sovereign-guaranteed debt issuances of similar risk levels.

An appropriate estimated rate of loss from projects once impaired is determined based upon the Bank's specific experience gained in the assessment of the losses stemming from impairments in its own non-sovereign-guaranteed portfolio. Based upon (i) the impairment/default rate for each risk category, (ii) the distribution of the non-sovereign-guaranteed portfolio in each of these categories and (iii) the loss rate once defaulted, the required level of the collective loss allowance is determined.

The changes in the allowance for loan and guarantee losses for the periods ended June 30, 2011 and December 31, 2010 were as follows (in millions):

	June 30, 2011	December 31, 2010
Balance, beginning of year	$ 172	$ 148
Provision (credit) for loan and guarantee losses	(23)	24
Balance, end of period	$ 149	$ 172
Composed of:		
Allowance for loan losses	$ 129	$ 145
Allowance for guarantee losses [1]	20	27
Total	$ 149	$ 172

[1] The allowance for guarantee losses is included in Other liabilities in the Condensed Balance Sheet.

As of June 30, 2011, the total allowance for loan and guarantee losses is composed of $8 million related to the sovereign-guaranteed portfolio and $141 million related to the non-sovereign guaranteed portfolio (2010 - $8 million and $164 million, respectively). The provision (credit) for loan and guarantee losses includes credits of $0 million and $2 million related to sovereign-guaranteed loans in 2011 and 2010, respectively.

During the first semester of 2011, there were no changes to the Bank's policy with respect to the allowance for loan and guarantee losses from the prior year. Except for the small amount of impaired loans on the non-sovereign-guaranteed portfolio, all loans and guarantees have been collectively evaluated for impairment. The collective allowance for loan and guarantee losses as of June 30, 2011 amounted to $103 million (2010 – $117 million), including $95 million (2010 – $109 million) related to the non-sovereign-guaranteed portfolio.

Troubled debt restructurings

A restructured loan is considered impaired when it does not perform in accordance with the contractual terms of the restructuring agreement. A loan restructured under a troubled debt restructuring is considered impaired, but it is not disclosed as such unless there is a noncompliance under the terms of the restructured agreement.

The Bank does not reschedule its sovereign-guaranteed loans. During the first six months of 2011, there were no troubled debt restructurings of non-sovereign-guaranteed loans.

NOTE F – FAIR VALUE OPTION

The Bank has elected the fair value option under GAAP for most of its medium- and long-term debt to reduce the income volatility resulting from the previous accounting asymmetry of accounting for borrowings at amortized cost and marking to market the associated borrowing swaps, with changes in fair value recognized in income, as the offsetting changes in the fair value of elected borrowings are also recorded in income. The Bank did not elect the fair value option for certain borrowings that are within the same balance sheet category because they do not contribute to a mitigation of income volatility. In addition, in order to reduce the income volatility resulting from its lending swaps, effective January 1, 2011, the Bank modified its borrowing fair value option policy to address income volatility on a financial instruments portfolio basis rather than on an instrument-by-instrument basis.

The changes in fair value for borrowings elected under the fair value option have been recorded in the Condensed Statement of Income and Retained Earnings for the three and six months ended June 30, 2011 and 2010, as follows (in millions):

	Three months ended June 30,	
	2011	2010
Borrowing expenses, after swaps	$ (535)	$ (507)
Net fair value adjustments on non-trading portfolios	(1,105)	(87)
Total changes in fair value included in Net income (loss)	$ (1,640)	$ (594)

	Six months ended June 30,	
	2011	2010
Borrowing expenses, after swaps	$ (1,069)	$ (1,008)
Net fair value adjustments on non-trading portfolios	(963)	(654)
Total changes in fair value included in Net income (loss)	$ (2,032)	$ (1,662)

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of June 30, 2011 and December 31, 2010, was as follows (in millions):

	June 30, 2011	December 31, 2010
Fair value	$ 50,978 [1]	$ 53,302 [1]
Unpaid principal outstanding	48,597	51,133
Fair value over unpaid principal outstanding	$ 2,381	$ 2,169

[1] Includes accrued interest of $468 million at June 30,2011 and $456 million at December 31, 2010.

NOTE G – DERIVATIVES

RISK MANAGEMENT STRATEGY AND USE OF DERIVATIVES: The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, that are mitigated through its integrated asset and liability management framework. The objective of the asset and liability management framework is to align the currency composition, maturity profile and interest rate sensitivity characteristics of the assets and liabilities for each liquidity and lending product portfolio in accordance with the particular requirements for that product and within prescribed risk parameters. When necessary, the Bank employs derivatives to achieve this alignment. These instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes, but are not designated as hedging instruments for accounting purposes.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge fixed-rate, fixed-base cost rate and local currency loans, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash. In addition, the Bank utilizes interest rate swaps to maintain the duration of its equity within a prescribed policy band of 4 to 6 years.

ACCOUNTING FOR DERIVATIVES: All derivatives are recognized in the Condensed Balance Sheet at their fair value and are classified as either assets or liabilities, depending on the nature (debit or credit) of their net fair value amount.
The interest component of the changes in fair value of investments, lending, borrowing, and equity duration derivatives is recorded in Income from Investments - Interest, Income from Loans, after swaps, Borrowing expenses, after swaps, and Other interest income, respectively, over the life of the derivative contract, with the remaining changes in the fair value included in Income from Investments-Net gains for investment derivatives and in Net fair value adjustments on non-trading portfolios for lending, borrowing and equity duration derivative instruments.

The Bank occasionally issues debt securities that contain embedded derivatives; these securities are carried at fair value.

FINANCIAL STATEMENTS PRESENTATION: The Bank's derivative instruments as of June 30, 2011 and December 31, 2010, and their related gains and losses for the three and six months ended June 30, 2011 and 2010, are presented in the Condensed Balance Sheet, the Condensed Statement of Income and Retained Earnings and the Condensed Statement of Comprehensive Income as follows (in millions):

Condensed Balance Sheet

Derivatives not Designated as Hedging Instruments	Balance Sheet Location	June 30, 2011 [1]		December 31, 2010 [1]	
		Assets	Liabilities	Assets	Liabilities
Currency Swaps	Currency and interest rate swaps				
	Investments - Trading	$ -	$ 104	$ -	$ 29
	Loans	9	354	10	249
	Borrowings	5,221	615	4,596	640
	Accrued interest and other charges	210	(5)	182	(12)
Interest Rate Swaps	Currency and interest rate swaps				
	Investments - Trading	4	22	7	26
	Loans	11	544	28	444
	Borrowings	1,311	151	1,291	168
	Other	10	42	-	72
	Accrued interest and other charges	196	33	189	36
		$ 6,972	$ 1,860	$ 6,303	$ 1,652

[1] Balances are reported gross, prior to counterparty netting in accordance with existing master netting derivative agreements.

Condensed Statement of Income and Retained Earnings and Condensed Statement of Comprehensive Income

Derivatives not Designated as Hedging Instruments	Location of Gain (Loss) from Derivatives	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Currency Swaps					
Investments - Trading	Income from investments:				
	Interest	$ (7)	$ -	$ (13)	$ (1)
	Net gains	(6)	-	12	-
Loans	Income from loans, after swaps	(25)	(21)	(48)	(35)
	Net fair value adjustments on non-trading portfolios	(71)	48	(104)	(37)
Borrowings	Borrowing expenses, after swaps	305	284	596	573
	Net fair value adjustments on non-trading portfolios	825	(592)	858	(149)
	Other comprehensive income (loss)-Translation adjustments	(10)	(11)	(6)	(2)
Interest Rate Swaps					
Investments - Trading	Income from investments:				
	Interest	(7)	(15)	(13)	(19)
	Net gains	(9)	-	(2)	(6)
	Other comprehensive income (loss)-Translation adjustments	(36)	4	(84)	6
Loans	Income from loans, after swaps	(103)	(96)	(206)	(190)
	Net fair value adjustments on non-trading portfolios	(281)	(694)	(116)	(864)
Borrowings	Borrowing expenses, after swaps	208	203	425	400
	Net fair value adjustments on non-trading portfolios	323	631	13	828
	Other comprehensive income (loss) -Translation adjustments	3	(10)	9	(18)
Other	Other interest income	26	-	51	-
	Net fair value adjustments on non-trading portfolios	84	-	41	-
Futures	Income from investments:				
	Net gains	-	(1)	-	(1)
		$ 1,219	$ (270)	$ 1,413	$ 485

The Bank is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. Should the Bank credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements that the Bank would need to satisfy in this event. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position at June 30, 2011 is $257 million (after consideration of master netting derivative agreements). If the Bank was downgraded from the current AAA credit rating to AA+, it would be required to post collateral in the amount of $81 million at June 30, 2011.

The following tables provide information on the contract value/notional amounts of derivative instruments as of June 30, 2011 and December 31, 2010 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. Included in the other category are interest rate swaps used to maintain the equity duration within policy limits.

Derivative type/ Rate type	June 30, 2011 Currency swaps Receivable	Currency swaps Payable	Interest Rate swaps Receivable	Interest Rate swaps Payable
Investments - trading				
Fixed	$ -	$ 1,466	$ -	$ 2,106
Adjustable	1,381	-	2,106	-
Loans				
Fixed	-	1,013	177	12,817
Adjustable	2,088	1,295	12,817	177
Borrowings				
Fixed	21,677	171	28,239	349
Adjustable	4,907	21,590	5,426	32,739
Other				
Fixed	-	-	6,502	-
Adjustable	-	-	-	6,502

Derivative type/ Rate type	December 31, 2010 Currency swaps Receivable	Currency swaps Payable	Interest Rate swaps Receivable	Interest Rate swaps Payable
Investments - trading				
Fixed	$ -	$ 618	$ -	$ 1,867
Adjustable	611	-	1,867	-
Loans				
Fixed	-	889	183	13,316
Adjustable	2,007	1,228	13,316	183
Borrowings				
Fixed	21,456	217	30,188	349
Adjustable	7,573	24,491	5,815	35,071
Other				
Fixed	-	-	5,495	-
Adjustable	-	-	-	5,495

NOTE H – FAIR VALUE MEASUREMENTS

The framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives higher priorities to unadjusted quoted prices in active markets for identical and unrestricted assets or liabilities (Level 1) and adjusted quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for similar assets or liabilities (Level 2), and the lowest priority to unobservable inputs (i.e., supported by little or no market activity) (Level 3).

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, include obligations of the United States and Japanese governments. Such instruments are classified within Level 1 of the fair value hierarchy. As required by the framework for measuring fair value, the Bank does not adjust the quoted price for such instruments.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices, or prices derived from alternative pricing models, utilizing discounted cash flows. These methodologies apply to investments, including government agencies and corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments (primarily currency and interest rate swaps). These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a "market approach" that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

Investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques.

Medium-and long-term borrowings elected under the fair value option and all currency and interest rate swaps are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary depending on the specific structures, that require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates and spreads to generate continuous yield or pricing curves and the spot price of the underlying volatility and correlation. Significant market inputs are observable during the full term of these instruments. Correlation and items with longer tenors are generally less observable. The Bank considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investment, borrowing and swap instruments, if any, are valued using Management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of June 30, 2011 and December 31, 2010 by level within the fair value hierarchy (in millions):

Financial assets:

Assets	Fair Value Measurements June 30, 2011[1]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 536	$ 506	$ 30	$ -
U.S. government-sponsored enterprises	594	-	594	-
Obligations of non-U.S. governments and agencies	6,604	119	6,485	-
Bank obligations	3,450	-	3,450	-
Mortgage-backed securities	**1,738**	-	**1,732**	**6**
U.S. residential	539	-	539	-
Non-U.S. residential	708	-	702	6
U.S. commercial	188	-	188	-
Non-U.S. commercial	303	-	303	-
Asset-backed securities	**967**	-	**878**	**89**
Collateralized loan obligations	603	-	603	-
Other collateralized debt obligations	164	-	75	89
Other asset-backed securities	200	-	200	-
Total Investments - Trading	13,889	625	13,169	95
Currency and interest rate swaps	6,972	-	6,972	-
Total	$ 20,861	$ 625	$ 20,141	$ 95

[1] Represents the fair value of the referred assets, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest and other charges of $29 million for trading investments and $406 million for currency and interest rate swaps.

Assets	Fair Value Measurements December 31, 2010[1]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 822	$ 822	$ -	$ -
U.S. government-sponsored enterprises	505	-	505	-
Obligations of non-U.S. governments and agencies	7,045	430	6,615	-
Bank obligations	5,054	-	5,054	-
Mortgage-backed securities	**1,925**	-	**1,916**	**9**
U.S. residential	573	-	573	-
Non-U.S. residential	875	-	866	9
U.S. commercial	182	-	182	-
Non-U.S. commercial	295	-	295	-
Asset-backed securities	**1,043**	-	**952**	**91**
Collateralized loan obligations	633	-	633	-
Other collateralized debt obligations	152	-	62	90
Other asset-backed securities	258	-	257	1
Total Investments - Trading	16,394	1,252	15,042	100
Currency and interest rate swaps	6,303	-	6,303	-
Total	$ 22,697	$ 1,252	$ 21,345	$ 100

[1] Represents the fair value of the referred assets, including their accrued interest presented on the Condensed Balance Sheet under Accrued interest and other charges of $38 million for trading investments and $371 million for currency and interest rate swaps.

Financial liabilities:

Liabilities	Fair Value Measurements June 30, 2011[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 50,978	$ -	$ 50,978	$ -
Currency and interest rate swaps	1,860	-	1,860	-
Total	$ 52,838	$ -	$ 52,838	$ -

[1] Represents the fair value of the referred liabilities, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest on borrowings of $468 million for borrowings and under Accrued interest and other charges of $28 million for currency and interest rate swaps.

Liabilities	Fair Value Measurements December 31, 2010[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 53,302	$ -	$ 53,302	$ -
Currency and interest rate swaps	1,652	-	1,652	-
Total	$ 54,954	$ -	$ 54,954	$ -

[1] Represents the fair value of the referred liabilities, including their accrued interest presented on the Condense Balance Sheet under Accrued interest on borrowings of $456 million for borrowings and under Accrued interest and other charges of $24 million for currency and interest rate swaps.

The tables below show a reconciliation of the beginning and ending balances of all financial assets and financial liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three and six months ended June 30, 2011 and 2010 (in millions). In addition, the tables show the total gains and losses included in Net income as well as the amount of these gains and losses attributable to the change in unrealized gains and losses relating to assets and liabilities still held as of June 30, 2011 and 2010 (in millions) and a description of where these gains or losses are reported in the Condensed Statement of Income and Retained Earnings, as applicable.

Financial assets:

	Three months ended June 30,					
	2011			2010		
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Investments - Trading	Currency and Interest Rate Swaps	Total	Investments - Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of period	$ 105	$ -	$ 105	$ 106	$ -	$ 106
Total gains (losses) included in:						
Net income (loss)	2	-	2	19	-	19
Other comprehensive income (loss)	1	-	1	(5)	-	(5)
Settlements	(6)	-	(6)	(7)	-	(7)
Transfers out of Level 3	(7)	-	(7)	-	-	-
Balance, end of period	$ 95	$ -	$ 95	$ 113	$ -	$ 113
Total gains (losses) for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at the end of the period	$ 2	$ -	$ 2	$ 19	$ -	$ 19

	Six months ended June 30,					
	2011			2010		
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Investments - Trading	Currency and Interest Rate Swaps	Total	Investments - Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of period	$ 100	$ -	$ 100	$ 104	$ 20	$ 124
Total gains (losses) included in:						
Net income (loss)	14	-	14	28	-	28
Other comprehensive income (loss)	4	-	4	(8)	-	(8)
Settlements	(16)	-	(16)	(11)	-	(11)
Transfers out of Level 3	(7)	-	(7)	-	(20)	(20)
Balance, end of period	$ 95	$ -	$ 95	$ 113	$ -	$ 113
Total gains (losses) for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at the end of the period	$ 13	$ -	$ 13	$ 27	$ -	$ 27

Gains (losses) are included in the Condensed Statement of Income and Retained Earnings as follows (in millions):

	Three months ended June 30,			
	2011		2010	
	Total Gains (Losses) included in Net Income (Loss) for the Period	Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period	Total Gains (Losses) included in Net Income (Loss) for the Period	Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period
Income from investments	$ 2	$ 2	$ 19	$ 19
Total	$ 2	$ 2	$ 19	$ 19

	Six months ended June 30,			
	2011		2010	
	Total Gains (Losses) included in Net Income (Loss) for the Period	Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period	Total Gains (Losses) included in Net Income (Loss) for the Period	Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period
Income from investments	$ 14	$ 13	$ 28	$ 27
Total	$ 14	$ 13	$ 28	$ 27

Financial Liabilities:

	Three months ended June 30,					
	2011			2010		
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Borrowings Measured at Fair Value	Currency and Interest Rate Swaps	Total	Borrowings Measured at Fair Value	Currency and Interest Rate Swaps	Total
Balance, beginning of period	$ -	$ -	$ -	$ -	$ -	$ -
Transfers out of Level 3	-	-	-	-	-	-
Balance, end of period	$ -	$ -	$ -	$ -	$ -	$ -

	Six months ended June 30, 2011			Six months ended June 30, 2010		
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Borrowings Measured at Fair Value	Currency and Interest Rate Swaps	Total	Borrowings Measured at Fair Value	Currency and Interest Rate Swaps	Total
Balance, beginning of period	$ -	$ -	$ -	$ 282	$ 27	$ 309
Transfers out of Level 3	-	-	-	(282)	(27)	(309)
Balance, end of period	$ -	$ -	$ -	$ -	$ -	$ -

NOTE I – NET FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS

Net fair value adjustments on non-trading portfolios on the Condensed Statement of Income and Retained Earnings for the three and six months ended June 30, 2011 and 2010 comprise the following (in millions):

	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Change in fair value of derivative instruments due to movements in:				
Exchange rates	$ 560	$ (856)	$ 725	$ (650)
Interest rates	320	249	(33)	428
Total change in fair value of derivatives	880	(607)	692	(222)
Change in fair value of borrowings due to movements in:				
Exchange rates	(552)	921	(814)	560
Interest rates	(553)	(1,008)	(149)	(1,214)
Total change in fair value of borrowings	(1,105)	(87)	(963)	(654)
Currency transaction gains (losses) on borrowings and loans at amortized cost	(13)	(66)	83	98
Amortization of borrowing and loan basis adjustments	-	-	-	1
Total	$ (238)	$ (760)	$ (188)	$ (777)

Net fair value losses on non-trading derivatives resulting from changes in interest rates were $33 million for the first six months of 2011. These losses were increased by fair value losses on borrowings of $149 million. The income volatility related to movements in interest rates, which amounted to a loss of $182 million for the six months period ended June 30, 2011, compared to a loss of $786 million for the same period last year, was primarily due to fair value losses on lending swaps ($104 million) and losses associated with changes in the Bank's credit spreads on the borrowing portfolio (approximately $127 million), which were partially offset by gains on equity duration swaps of $41 million.

The Bank's borrowings in non-functional currencies are fully swapped to functional currencies, thus protecting the Bank against fluctuations in exchange rates. During the first six months of 2011, exchange rate changes increased the value of borrowings and loans, resulting in a net loss of $731 million (2010 – net gain of $658 million), which was offset by a net gain from changes in the value of the borrowing and lending swaps of $725 million (2010 – net loss of $650 million).

NOTE J – BOARD OF GOVERNORS APPROVED TRANSFERS

As part of the Bank's general increase in resources currently underway, the Board of Governors agreed, in principle and subject to annual approvals by the Board of Governors and in accordance with the Agreement, to provide $200 million annually in transfers of Ordinary Capital income to the IDB Grant Facility, beginning in 2011 and through 2020. At its annual meeting in Calgary, Canada, in March 2011, the Board of Governors approved the $200 million transfer corresponding to 2011. Such transfers are recognized as an expense when approved by the Board of Governors and funded in accordance with the IDB Grant Facility funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Condensed Balance Sheet.

NOTE K – CAPITAL STOCK

On July 21, 2010, the Board of Governors agreed to vote on a Proposed Resolution that would provide for an increase of the Bank's Ordinary Capital resources in the amount of $70,000 million that would be subscribed to by Bank members in five annual installments, starting in 2011. Of this amount, $1,700 million would be in the form of paid-in capital and the remainder would represent callable capital.

Currently, member countries are voting to approve the resolution authorizing increases in the Bank's Ordinary Capital. Voting is to close by October 31, 2011, though the Board of Executive Directors has the authority to extend the deadline, if necessary. The resolution provides that the Bank's capital increase would be fully implemented through 2015, as the corresponding authorities in each of its member countries appropriate the necessary funds.

NOTE L – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has two defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank: the Staff Retirement Plan for international employees, and the Local Retirement Plan for national employees in the country offices. The Bank also provides health care and certain other benefits to retirees under the Postretirement Benefits Plan (PRBP).

CONTRIBUTIONS: All contributions are made in cash. Contributions from the Bank to the Plans and the PRBP during the first six months of 2011 were $46 million (2010 – $41 million). As of June 30, 2011, the estimate of contributions expected to be paid to the Plans and the PRBP during 2011 was $60 million and $34 million, respectively, the same amount disclosed in the December 31, 2010 financial statements. Contributions for 2010 were $55 million and $30 million, respectively.

PERIODIC BENEFIT COST: Net periodic benefit costs are allocated between the Ordinary Capital and the FSO in accordance with an allocation formula approved by the Board of Governors for administrative expenses and are included under Administrative expenses in the Condensed Statement of Income and Retained Earnings.

The following table summarizes the benefit costs associated with the Plans and the PRBP for the three and six months ended June 30, 2011 and 2010 (in millions):

	Pension Benefits			
	Three months ended June 30,		Six months ended June 30,	
	2011	2010	2011	2010
Service cost	$ 16	$ 14	$ 33	$ 28
Interest cost	38	36	75	72
Expected return on plan assets	(47)	(45)	(94)	(90)
Amortization of prior service cost	-	-	1	1
Net periodic benefit cost	$ 7	$ 5	$ 15	$ 11
Of which:				
ORC's share	$ 7	$ 6	$ 15	$ 11
FSO's share	$ -	$ -	$ -	$ -

	Postretirement Benefits			
	Three months ended June 30,		Six months ended June 30,	
	2011	2010	2011	2010
Service cost	$ 9	$ 8	$ 17	$ 15
Interest cost	19	17	37	34
Expected return on plan assets	(19)	(19)	(37)	(38)
Amortization of prior service cost	9	9	18	19
Net periodic benefit cost	$ 18	$ 15	$ 35	$ 30
Of which:				
ORC's share	$ 17	$ 15	$ 34	$ 29
FSO's share	$ 1	$ -	$ 1	$ 1

NOTE M – VARIABLE INTEREST ENTITIES

The Bank has identified loans and guarantees in VIEs in which it is not the primary beneficiary but in which it is deemed to hold significant variable interest at June 30, 2011. The majority of these VIEs do not involve securitizations or other types of structured financing. These VIEs are mainly: (i) investment funds, where the general partner or fund manager does not have substantive equity at risk; (ii) operating entities where the total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support; and (iii) entities where the operating activities are so narrowly defined by contracts (e.g. concession contracts) that equity investors are considered to lack decision making ability.

The Bank's involvement with these VIEs is limited to loans and guarantees, which are reflected as such in the Bank's financial statements. Based on the most recent available data from these VIEs, the size of the VIEs measured by total assets in which the Bank is deemed to hold significant variable interests totaled $3,238 million at June 30, 2011 ($6,058 million at December 31, 2010). The Bank's total loans and guarantees outstanding to these VIEs were $353 million and $104 million, respectively ($609 million and $157 million, respectively at December 31, 2010). Amounts committed not yet disbursed related to such loans and guarantees amounted to $5 million ($58 million at December 31, 2010), which combined with outstanding amounts results in a total Bank exposure of $462 million at June 30, 2011 ($824 million at December 31, 2010).

NOTE N – RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES

A reconciliation of Net income (loss) to Net cash provided by (used in) operating activities, as shown on the Condensed Statement of Cash Flows, is as follows (in millions):

	Six months ended June 30,	
	2011	2010
Net income (loss)	$ 240	$ (92)
Difference between amounts accrued and amounts paid or collected for:		
Loan income	3	15
Investment income	(31)	(73)
Net unrealized gain on trading investments	(123)	(191)
Interest and other costs of borrowings, after swaps	108	23
Administrative expenses, including depreciation	(3)	(13)
Special programs	(1)	5
Net fair value adjustments on non-trading portfolios	188	777
Transfer to the IDB Grant Facility	200	-
Net increase (decrease) in trading investments	3,102	(491)
Provision (credit) for loan and guarantee losses	(23)	38
Net cash provided by (used in) operating activities	$ 3,660	$ (2)
Supplemental disclosure of noncash activities		
Increase (decrease) resulting from exchange rate fluctuations:		
Trading investments	$ 194	$ (397)
Held-to-maturity investments	-	(247)
Loans outstanding	43	(29)
Borrowings	230	(443)
Receivable from members-net	(13)	207

NOTE O – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the six months ended June 30, 2011 and 2010, loans made to or guaranteed by four countries individually generated in excess of 10% of loan income, before swaps, as follows (in millions):

	Six months ended June 30,	
	2011	2010
Brazil	$ 209	$ 242
Mexico	187	133
Argentina	167	183
Colombia	107	117

NOTE P – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments:

Cash: The carrying amount reported in the Condensed Balance Sheet for cash approximates fair value.

Investments: Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flows.

Loans: The Bank is one of very few lenders of development loans to Latin American and Caribbean countries. The absence of a secondary market for development loans makes it difficult to estimate the fair value of the Bank's lending portfolio despite the flexibility offered by the fair value framework. The Bank continues to explore possible valuation tools to estimate the fair value of its lending portfolio without having to incur excessive costs.

Swaps: Fair values for interest rate and currency swaps are based on discounted cash flows or pricing models.

Borrowings: The fair values of borrowings are based on discounted cash flows or pricing models.

The following table presents the fair values of the financial instruments, along with the respective carrying amounts, as of June 30, 2011 and December 31, 2010 (in millions):

	2011 [1]		2010 [1]	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 187	$ 187	$ 242	$ 242
Investments - trading	13,889	13,889	16,394	16,394
Loans outstanding, net	63,882	N/A	63,342	N/A
Currency and interest rate swaps receivable				
Investments - trading	7	7	6	6
Loans	2	2	11	11
Borrowings	6,954	6,954	6,285	6,285
Others	12	12	1	1
Borrowings				
Short-term	1,439	1,439	30	30
Medium- and long-term:				
Measured at fair value	50,978	50,978	53,302	53,302
Measured at amortized cost	9,188	9,994	10,176	11,046
Currency and interest rate swaps payable				
Investments - trading	146	146	77	77
Loans	975	975	759	759
Borrowings	705	705	750	750
Others	37	37	66	66

N/A = Not available

[1] Includes accrued interest.

NOTE Q – SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 8, 2011, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank's Condensed Quarterly Financial Statements as of June 30, 2011.